SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October 31, 2003

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEASE

PORTUGAL TELECOM REPORTS RESULTS1 FOR THE
THIRD QUARTER AND THE FIRST NINE MONTHS OF 2003

Lisbon, Portugal, October 30, 2003 – Portugal Telecom (“PT”) (Euronext Lisbon: PTCO.IN; NYSE: PT) today announced its unaudited results for the third quarter and the first nine months of 2003.

In the first nine months of 2003, consolidated operating revenues amounted to Euro 4,231 million. EBITDA reached Euro 1,694 million, equivalent to a margin of 40.0%. EBITDA minus Capex reached Euro 1,360 million. Net income for the period amounted to Euro 279 million. Excluding curtailment costs of Euro 288 million, net income would have reached Euro 472 million. Net debt decreased Euro 476 million from December 31, 2002 to Euro 3,561 million.

PT’s financial results have been prepared in accordance with Portuguese GAAP. The results by business segment for the first nine months of 2003 and corresponding prior periods reflect certain changes in its reportable segments made during the first nine months of 2003, as further described in Section 9 below.

CONSOLIDATED FINANCIAL HIGHLIGHTS
(Amounts stated in millions of Euro)

	3Q03(1)	3Q02(2)	Δ y.o.y	Δ 3Q/2Q03	9M03(1)	9M02(2)	Δ y.o.y

Operating Revenues	1,506.0	1,361.8	10.6%	6.6%	4,230.9	4,214.4	0.4%
Operating Costs	1,132.1	1,021.6	10.8%	3.2%	3,250.5	3,249.5	0.0%
EBITDA (3)	620.2	571.5	8.5%	11.9%	1,694.3	1,694.0	0.0%
Excluding PRB (4)	678.0	618.6	9.6%	11.2%	1,862.3	1,832.5	1.6%
Operating Income	373.8	340.3	9.9%	18.6%	980.4	965.0	1.6%
Net Income	135.8	118.9	14.2%	131.5%	279.3	321.4	(13.1%)
Excluding Curtailment (5)	142.7	127.4	12.0%	(21.9%)	472.4	341.8	38.2%
Capex	114.2	135.6	(15.8%)	16.7%	333.9	517.6	(35.5%)
Capex as % of Revenues	7.6%	10.0%	(2.4	0.7 p.p.	7.9%	12.3%	(4.4 p.p.)
EBITDA minus Capex	506.0	435.9	16.1%	10.9%	1,360.4	1,176.4	15.6%
Net Debt	3,560.9	4,309.7	n.m.	(10.4%)	3,560.9	4,309.7	n.m.

Key Financial Ratios (%)
EBITDA Margin (6)	41.2%	42.0%	(0.8	1.9 p.p.	40.0%	40.2%	(0.2 p.p.)
Net Debt/Annualized EBITDA	1.4	1.9	(23.9%)	(19.9%)	1.6	1.9	(17.4%)
EBITDA/Net Interest	12.8	9.2	38.8%	(4.0%)	13.7	11.8	16.4%

(1)	Reflects the proportional consolidation of 50% of Vivo, including TCO’s results since May 2003.
(2)	Reflects the full consolidation of TCP.
(3)	EBITDA = Operating Income + Depreciation and Amortization.
(4)	Excluding post retirement benefits costs.
(5)	Excluding work force reduction program costs, net of the related tax effect at 33.0%.
(6)	EBITDA Margin = EBITDA / Operating Revenues.

In the first nine months of 2003, PT Group had 30.7 million customers, a rise of 13.8% over the same period last year. Key performance indicators by business segment are set out below:

KEY PERFORMANCE INDICATORS

	3Q03	3Q02	Δ y.o.y	Δ 3Q/2Q03	9M03	9M02	Δ y.o.y

Wireline
Accesses ('000)	4,194	4,197	(0.1%)	0.1%	4,194	4,197	(0.1%)
PSTN/ISDN	4,048	4,176	(3.1%)	(0.8%)	4,048	4,176	(3.1%)
ADSL	145.4	20.5	n.m.	33.1%	145.4	20.5	n.m.
Net Disconnections (1) ('000)	4.4	(24.9)	n.m.	(65.2%)	(2.2)	(107.8)	(98.0%)
Market Share PSTN/ISDN (%)	94.4	95.6	(1.2p.p.)	(0.2 p.p.)	94.4	95.6	(1.2p.p.)
Market Share ADSL (%)	83.4	71.4	12.1p.p.	1.2p.p.	83.4	71.4	12.1p.p.
Total Voice Traffic (mn min.)	3,117	3,273	(4.8%)	(1.4%)	9,434	9,903	(4.7%)
F2F Domestic Traffic (mn min.)	1,390	1,568	(11.3%)	(5.8%)	4,394	4,808	(8.6%)
Market Share of Outgoing Traffic (%)	90.8	92.4	(1.6p.p.)	(1.0 p.p.)	91.7	92.3	(0.6p.p.)
ARPU (Euro)	35.0	35.5	(1.3%)	4.3%	34.2	34.9	(2.0%)
Employees (no.)	9,541	11,347	(15.9%)	(1.6%)	9,541	11,347	(15.9%)
Capex (Euro million)	44.7	36.2	23.5%	37.4%	104.7	183.4	(42.9%)
EBITDA minus Capex (Euro million)	187.1	217.2	(13.8%)	(3.3%)	588.1	571.0	3.0%
Domestic Mobile/TMN
Active Customers ('000)	4,691	4,205	11.6%	4.1%	4,691	4,205	11.6%
Net Additions ('000)	185.9	135.2	37.5%	n.m.	265.2	299.7	(11.5%)
Total Churn (%)	23.1	26.1	(3.0p.p.)	(1.0 p.p.)	23.1	26.1	(3.0p.p.)
MOU (min.)	127.6	134.5	(5.2%)	4.9%	122.6	131.2	(6.6%)
ARPU (Euro)	26.9	28.1	(4.1%)	6.8%	25.4	27.4	(7.1%)
Data as % of Serv. Revenues (%)	7.9	7.5	0.4 p.p.	(0.2 p.p.)	8.1	7.0	1.1 p.p.
CCPU (2) (Euro)	12.3	13.8	(11.4%)	(2.5%)	12.3	13.9	(11.6%)
ARPU minus CCPU (Euro)	14.7	14.3	3.1%	(16.1%)	13.1	13.4	(2.4%)
Brazilian Mobile/Vivo (3)
Active Customers ('000)	18,470	15,842	16.6%	5.4%	18,470	15,842	16.6%
Market Share (%)	56.7	61.9	(5.2p.p.)	(1.3 p.p.)	56.7	61.9	(5.2p.p.)
Net Additions ('000)	949	646	47.0%	66.3%	1,661	1,829	(9.2%)
MOU (min.)	102.8	105.7	(2.8%)	6.5%	101.6	105.7	(3.9%)
ARPU (Real)	40.0	40.8	(2.0%)	(3.1%)	39.7	41.0	(3.1%)
CCPU (2) (Real)	19.1	20.6	(7.1%)	(14.4%)	20.4	21.1	(3.5%)
ARPU minus CCPU (Real)	20.8	20.2	3.3%	10.1%	19.3	19.9	(2.7%)
PT Multimedia
Homes Passed ('000)	2,445	2,367	3.3%	0.9%	2,445	2,367	3.3%
With interactive capabilities ('000)	2,178	1,951	11.6%	2.3%	2,178	1,951	11.6%
Pay-TV Customers (4) ('000)	1,402	1,265	10.8%	2.4%	1,402	1,265	10.8%
Market Share (%)	84.5	83.3	1.2 p.p.	0.3p.p.	84.5	83.3	1.2 p.p.
Pay-TV Net Additions ('000)	34.0	34.0	0.0%	54.5%	95.0	105.0	(9.5%)
Pay to Basic Ratio (%)	71.8	67.0	4.9 p.p.	(0.2 p.p.)	71.8	67.0	4.9 p.p.
Churn (%)	15.5	16.0	(0.6p.p.)	1.9p.p.	15.1	16.3	(1.2p.p.)
Cable Internet Accesses ('000)	203	114	78.1%	13.0%	203	114	78.1%
Pay-TV Blended ARPU (Euro)	23.9	21.8	9.4%	1.6%	23.6	21.3	10.6%
Pay-TV EBITDA Margin (%)	32.8%	19.3%	13.5p.p.	5.3p.p.	28.1%	18.4%	9.7 p.p.
Daily Newspaper Circulation ('000)	196.9	197.9	(0.5%)	(3.7%)	203.3	193.5	5.0%
Lusomundo Advert. Rev. (Euro mn)	15.7	16.4	(4.5%)	(18.7%)	49.6	54.5	(9.1%)
Cinema Tickets Sold - Portugal (mn)	1.9	2.0	(3.4%)	(1.7%)	6.0	6.2	(3.1%)

Total Customers, of which ('000):	30,747	27,006	13.8%	4.7%	30,747	27,006	13.8%
Broadband (Cable + Retail ADSL)	321	128	150.3%	20.1%	321	128	150.3%
Wireline	5,604	5,254	6.7%	3.2%	5,604	5,254	6.7%
Mobile	23,522	20,351	15.6%	5.2%	23,522	20,351	15.6%

(1) Including ADSL. (2) CCPU (Cash cost per user) = Operating costs minus provisions, depreciation and amortization and sales of equipment per user. (3) 50/50 Brazilian mobile joint venture with Telefónica Móviles; key performance indicators presented below include nine months of TCO. (4) Regarding Pay-TV customers see note of Table 7 of the Appendix.

1. FINANCIAL HIGHLIGHTS

  Operating revenues increased 10.6% y.o.y. in the third quarter of 2003 compared to a 0.8% y.o.y. decrease in the second quarter. In the first nine months of 2003 operating revenues amounted to Euro 4,231 million, a 0.4% increase over the same period last year. Excluding the impact of the 28.5% devaluation of the Brazilian Real (R$), operating revenues in the first nine months of 2003 would have increased by 10.2% over the same period last year.

  Operating costs (which include costs of post retirement benefits of Euro 168 million) increased from Euro 3,249 million in the first nine months of 2002 to Euro 3,251 million in the first nine months of 2003. Excluding post retirement benefit costs, operating costs would have decreased by 0.9%.

  EBITDA increased 8.5% y.o.y. in the third quarter of 2003 compared with a 1.7% y.o.y. decrease in the second quarter. In the first nine months of 2003 EBITDA reached Euro 1,694 million, the same amount booked in the same period last year, equivalent to an EBITDA margin of 40.0%. Excluding the impact of the devaluation of the Brazilian Real, EBITDA would have increased by 9.1% over the first nine months of 2002.

  EBITDA margin in the third quarter of 2003 reached 41.2%, representing an increase of 1.9 p.p. over the second quarter of 2003 on the back of a stabilization of EBITDA margin of the wireline businesses (+0.2 p.p.) and significant improvements in the EBITDA margins of TMN (+1.6 p.p.), Vivo (+4.5 p.p.) and PT Multimedia (+2.8 p.p.).

  Operating income increased 9.9% y.o.y. in the third quarter of 2003 compared with a 0.4% y.o.y. decrease in the second quarter. In the first nine months of 2003 operating income increased 1.6% to Euro 980 million, equivalent to an operating margin of 23.2%, an improvement of 0.3 p.p. over the same period last year. Excluding the impact of the devaluation of the Brazilian Real, operating income would have increased by 9.5% over the first nine months of 2002.

  Net interest expenses amounted to Euro 123 million, compared to Euro 143 million in the first nine months of 2002.

  Net other financial income, which mainly comprises gains from the cancellation of certain derivative contracts, from changes in the fair value of certain foreign currency derivatives and a reduction in provisions of certain equity swaps, amounted to Euro 101 million compared to a negative Euro 86 million booked in the first nine months of 2002.

  Workforce reduction costs, covering 1,500 employees, amounted to Euro 288 million compared to Euro 30 million in the first nine months of 2002. Staff numbers at the wireline business now stand at 9.5 thousand, of which 8.9 thousand are engaged in the fixed telephone service. The ratio of fixed accesses per employee in the fixed telephone business now stands at 473.

  Net income increased 14.2% y.o.y. in the third quarter of 2003 to Euro 136 million. In the first nine months of 2003 net income amounted to Euro 279 million, a decrease of 13.1% compared to Euro 321 million booked in the same period last year. Excluding the impact of the workforce reduction program costs, net income would have amounted to Euro 472 million, an increase of 38.2% over the same period last year.

  Capex decreased 35.5% in the first nine months of 2003 to Euro 334 million, equivalent to 7.9% of revenues.

  In the first nine months of 2003, EBITDA minus Capex increased 15.6% y.o.y. to Euro 1,360 million. Over 77% of PT’s EBITDA minus Capex is generated in Euros by business segments in Portugal.

  PT recorded in the income statement a non-cash amount of income taxes of Euro 192 million, which includes the estimate of income taxes for the period amounting to Euro 235 million reduced by the recognition of additional deferred tax assets amounting to Euro 43 million.

  As at September 30, 2003, PT’s net debt stood at Euro 3,561 million and the maturity of the loan portfolio was 4.3 years. PT has spent Euro 39 million to date in the acquisition of treasury shares in line with the announced share buy back program. The reduction in net debt was achieved on the back of a Euro 699 million of free cash flow generation, gains obtained on certain foreign currency derivatives amounting to Euro 58 million, and notwithstanding the negative impact on net debt of translation effects on Real denominated debt amounting to Euro 27 million, the increase in net debt resulting from the consolidation of Tele Centro Oeste Participações (“TCO”) in Vivo of Euro 53 million and the payment of the 2002 dividends totalling Euro 201 million.

  PT’s net exposure (assets minus liabilities) to Brazil amounts to R$ 7,506 million, or Euro 2,199 million at the Real/Euro exchange rate prevailing at the end of September 2003, and is equivalent to 15.8% of PT’s total assets.

2. OPERATING HIGHLIGHTS

  PT total customers in the third quarter of 2003 climbed 1.4 million compared to total net additions of 721 thousand in the second quarter. As a result, PT’s total customer base grew 13.8% y.o.y. to 30.7 million at the end of September 2003.

  In the wireline business, net disconnections of PSTN/ISDN lines decreased by 17.1% y.o.y. in the third quarter of 2003 to 32 thousand. The total number of ADSL customers in the same period amounted to 145 thousand, an increase of 36 thousand, leading in this quarter to a net increase of 4 thousand in the total number of accesses (PSTN/ISDN/ADSL) in the wireline division.

  PT has a 92% market share of outgoing fixed traffic. Total voice traffic in minutes decreased 4.8% over the third quarter of 2002. Retail traffic decreased 4.4% whilst domestic fixed-to-fixed traffic decreased 11.3% in the third quarter of 2003. Measured in terms of minutes per access line, domestic fixed-to-fixed traffic dropped 8.5% over the third quarter of 2002 to 3.7 minutes.

  As at September 30, 2003 more than 277 thousand pricing packages had been sold, with over 111 thousand packages being sold during the third quarter. Fixed telephone service tariffs were revised as from February at CPI minus 2.75%, equivalent to a decrease of 0.25% in nominal terms.

  Total ARPU (voice and data) declined 1.3% y.o.y. in the third quarter of 2003 to Euro 35.0. Voice ARPU (PSTN/ISDN less dial-up Internet) declined 3.9% to Euro 32.6 whilst data ARPU (ADSL plus dial-up Internet) climbed 51.7% y.o.y. contributing Euro 2.5 in this quarter. In the third quarter of 2003 total ARPU posted a 4.3% increase over the second quarter of 2003, from Euro 33.6 to Euro 35.0 on the back of higher data contribution.

  In the data & corporate business, Internet capacity sales in the third quarter of 2003 climbed by 204% compared to the same period last year, due to the expansion of ADSL. The number of broadband connections based on the ATM network also rose 174%.

  TMN added 186 thousand new customers during the third quarter of 2003. As at September 30, 2003 TMN had 4.7 million active customers, an increase of 11.6% over the same period last year. Total churn remained stable at 23.1%, equivalent to less than 8% excluding internal migration-based churn.

  TMN’s ARPU in the third quarter of 2003 was Euro 26.9 compared to Euro 28.1 in the third quarter of 2002. This 4.1% reduction in ARPU was mainly due to a reduction in interconnection fees and lower minutes of usage (MOU’s). Minutes of usage per customer in the third quarter of 2003 decreased 5.2% to 128 minutes compared to the same period last year.

  In the third quarter MOU’s increased 4.9% over the second quarter of 2003 from 122 minutes to 128 minutes. ARPU in the third quarter of 2003 posted a 6.8% increase over the second quarter, from Euro 25.2 to Euro 26.9 on the back of higher MOU’s and tariff increases of approximately 3% as from May 1, 2003.

  Vivo had 18.5 million active customers at the end of September 2003, corresponding to an estimated average market share of approximately 57% in the areas where it operates, notwithstanding increased competition from new entrants. In the third quarter of 2003, Vivo’s blended average minutes of usage was 103 minutes whilst ARPU was R$ 40.0. MOU’s dropped 2.8% and consequently ARPU decreased 2.0%, reflecting a shift in the mix of the customer base towards pre-paid customers.

  PTM’s Pay-TV business segment added 34 thousand customers in the third quarter of 2003, totalling 1,402 thousand pay-TV customers at the end of September 2003, a 10.8% increase over the same period last year. Of the 3.7 million TV households in Portugal, at the end of September 2003 PTM has 2,445 thousand homes passed, of which 89.1% are two-way enabled for data services.

  Pay-TV’s blended ARPU climbed 9.4% to Euro 23.9 as a result of a higher penetration of premium services including broadband Internet access. The basic package tariff was increased by approximately 5% as from May 1, 2003 and the premium Sport TV package subscription tariff was increased by 6% as from September 1, 2003. The tariffs of the remaining premium services will be increased in November. At the end of September 2003 there were 203 thousand cable modem customers compared to 114 thousand in September 2002. Approximately 23 thousand Netcabo (cable modem service) customers were added in the third quarter of 2003.

3. THIRD QUARTER KEY EVENTS AND RECENT DEVELOPMENTS

  On July 7, 2003 PT reached an agreement with Citizens of Botswana for the sale of its 50.01% stake in Mascom, for a total consideration of Botswana Pulas 250 million, equivalent to approximately Euro 46 million. Deci Investment and TSM Private Limited, the minority shareholders of Mascom, have exercised their pre-emptive rights for the acquisition of PT’s stake on the same terms and conditions as agreed with Citizens of Botswana. An initial payment of Botswana Pulas 200 million, equivalent to Euro 41 million, has already been received by PT and is being held in an escrow account, until the completion of the transaction, which is pending regulatory approval. Mascom, which had a net debt of Euro 8 million as of September 2003, will no longer be consolidated in PT’s financial statements upon completion of the sale. Accordingly, the total impact of this transaction, net of taxes, in PT’s consolidated net debt is estimated to be approximately Euro 52 million, of which Euro 41 million is already reflected in the third quarter results. Despite the sale, PT expects to continue to provide consulting services to Mascom’s management under the scope of the existing Management Agreement.

  On July 8, 2003 PT announced the creation of a new advisory body, the Advisory Council with the aim of discussing with management certain key strategic issues facing PT Group. In line with international best practice on corporate governance, the Advisory Council will further enhance the governance model of PT Group.

  On July 20, 2003 PT signed an agreement with SIBS for the acquisition of the remaining 12.5% stake in PT Prime that it does not already own, for Euro 39 million in cash. Under the agreement, SIBS is required to use the proceeds of this sale to purchase PT shares in the market. This transaction is part of the restructuring process of the wireline businesses. The full ownership of PT Prime will allow for greater efficiency in this business segment and better integration and coordination of the wireline businesses in order to capture synergies and achieve cost reductions. The transfer of PT Prime shares was made on October 6, 2003.

  On July 22, 2003 the Government of Guinea-Bissau unilaterally cancelled the concession contract established with Guiné Telecom to provide public telecommunications services in the country. Guiné Telecom, which is 51% owned by the PT Group and 49% by the Guinea-Bissau State, had been granted a concession since 1989 for a period of 20 years. PT has taken legal actions to resolve this situation, although it does not have any impact on PT’s current financial standing.

  On September 16, 2003 PT confirmed that its Board of Directors will propose at the AGM the approval of a dividend per share of Euro 22 cents, at the top end of the range indicated at the annual investor day, subject to market conditions and PT’s financial condition at that time. In addition, and in line with the authorization provided at the AGM held on April 4, 2003, PT’s management also announced its intention to buy-back 10% of its share capital until the end of 2004, subject to market conditions and its financial condition.

  On September 26, 2003 PT completed the first tranche of a cross border sale and lease back of qualified technological equipment (“QTE”) comprising assets from the fixed line network with a market value of US$ 152.5 million and received an upfront fee of US$ 10.7 million, which corresponds to the NPV benefit of the transaction. This amount was recorded as a deferred revenue, which will be amortized during the remaining period of the concession.

  On October 9, 2003 Telesp Celular Participações (“TCP”) launched a tender offer to acquire the remaining 43,385,533,827 common shares of TCO, following the completion of its acquisition of a controlling interest in TCO on April 25, 2003. The offering price of R$ 16.58 per 1,000 shares represents 80% of the price paid to the former controlling shareholder on September 23, 2003. This value will be updated through to the date of the auction, in accordance with the tender offer announcement. The auction will take place at the headquarters of São Paulo Stock Exchange - BOVESPA - on November 18, 2003 at 4:00 p.m.. The financial settlement will be effected via gross settlement according to current Brazilian legislation.

  Following the share buy back program announcement, PT has acquired on the Euronext Lisbon Stock Exchange a total of 12,565,449 treasury shares, or 1.0% of PT’s share capital, at an average price of Euro 6.93 per share, up to October 17, 2003.

4. CONSOLIDATED RESULTS

Operating Revenues

Consolidated operating revenues climbed 10.6% y.o.y. in the third quarter of 2003 to Euro 1,506 million. In the first nine months of 2003 consolidated operating revenues of PT amounted to Euro 4,231 million, an increase of 0.4% over the same period last year.

The breakdown of PT’s consolidated revenues by business segment is as set out below:

CONSOLIDATED OPERATING REVENUES
(Amounts stated in millions of Euro)

	3Q03(1)	3Q02(2)	Δ y.o.y	Δ 3Q/2q03	9M03(1)	9M02(2)	Δ y.o.y

Wireline (3)	541.5	568.6	(4.8%)	1.9%	1,614.1	1,704.5	(5.3%)
Retail	357.7	366.6	(2.4%)	1.2%	1,060.3	1,102.0	(3.8%)
Wholesale	83.4	96.7	(13.7%)	12.9%	244.9	277.8	(11.8%)
Data & Corporate	55.6	54.7	1.6%	(0.0%)	165.9	168.2	(1.3%)
Other	44.8	50.6	(11.6%)	(7.2%)	143.0	156.6	(8.7%)
Domestic Mobile/TMN	365.7	329.7	10.9%	15.3%	990.3	934.9	5.9%
Brazilian Mobile/Vivo (4)	374.8	256.3	46.3%	8.4%	963.5	990.3	(2.7%)
PT Multimedia, of which:	163.4	150.0	9.0%	0.7%	489.2	442.6	10.5%
Pay-TV & Cable Internet	107.8	94.2	14.4%	2.4%	315.2	266.6	18.2%
Other	60.6	57.2	6.0%	8.9%	173.8	142.1	22.4%

Total	1,506.0	1,361.8	10.6%	6.6%	4,230.9	4,214.4	0.4%

Total Retail Revenues	465.5	460.8	1.0%	1.5%	1,375.5	1,368.6	0.5%
Avg. Revenue per Househ. (ARPH)	42.5	42.1	1.0%	1.5%	41.9	41.7	0.5%

(1)	Reflects the proportional consolidation of 50% of Vivo, including TCO’s since May 2003.
(2)	Reflects the full consolidation of TCP.
(3)	The detail of wireline revenues was changed in this release as further described in Section 9 below.
(4)	Considering a Euro/Real average exchange rate of 3.4799 in the 9M03 and 2.4867 in the 9M02.

Considering as total fixed retail revenues not only the wireline retail revenues but also pay-TV and cable Internet, these revenues increased 1.0% y.o.y. in the third quarter of 2003 to Euro 466 million and 0.5% in the first nine months of 2003. Accordingly, total fixed retail revenue per household (ARPH – Average Revenue per Household) reached Euro 42.5 in the third quarter of 2003, compared to Euro 42.1 in the third quarter of 2002.

Consolidated operating revenues of the wireline businesses decreased 4.8% y.o.y. in the third quarter of 2003 to Euro 541 million. In the first nine months of 2003, consolidated operating revenues of this business segment amounted to Euro 1,614 million, a decrease of 5.3% over the first nine months of 2002. The wireline businesses account for 38.1% of PT’s total consolidated operating revenues in the first nine months of 2003.

Operating revenues from wireline retail, including retail fixed telephone service revenues and retail ISP revenues, decreased 2.4% y.o.y. in the third quarter of 2003 to Euro 358 million. In the third quarter of 2003, the breakdown of retail fixed telephone service revenues between subscription charges and traffic was 48.9% and 51.1%, respectively, compared to 44.2% and 55.8% in the third quarter of 2002.

ADSL retail revenues increased from Euro 1 million in the third quarter of 2002 to Euro 8 million in the third quarter of 2003, on the back of an increase in the number of ADSL subscribers from 14 thousand in the third quarter of 2002 to 119 thousand in the third quarter of 2003.

Wholesale revenues in the third quarter dropped 13.7% y.o.y to Euro 83 million mainly due to a 21.7% average decline in interconnection rates and a 34.1% reduction in leased lines tariffs. In the first nine months of 2003 wholesale revenues decreased 11.8% to Euro 245 million compared to the same period last year.

Data & corporate revenues increased 1.6% y.o.y in the third quarter of 2003 to Euro 56 million. In the first nine months of 2003, consolidated operating revenues of this business area amounted to Euro 166 million, a decrease of 1.3% over the same period last year, due to lower contributions from data communication and systems integration services resulting from increased competition, pricing pressures and a challenging economic environment, which more than offset the increase in the revenues from network management and outsourcing that reached Euro 17 million in the first nine months of 2003, compared to Euro 9 million in the same period last year.

Other wireline operating revenues, which include other fixed telephone service revenues, sales of telecommunications equipments, directories and portal revenues, decreased 11.6% y.o.y. in the third quarter of 2003 to Euro 45 million, mainly as result of the decrease in other fixed telephone service revenues from Euro 8 million in the third quarter of 2002 to Euro 2 million in the third quarter of 2003. In the first nine months of 2003 other wireline operating revenues decreased 8.7% y.o.y. to Euro 143 million.

TMN’s consolidated operating revenues increased 10.9% y.o.y in the third quarter of 2003 to Euro 366 million, on the back of customer growth of 11.6% and notwithstanding a 4.1% decrease in ARPU. Service revenues and handset sales in the third quarter of 2003 were up 6.4% and 7.6%, respectively. In first nine months of 2003 TMN’s consolidated operating revenues rose 5.9% to Euro 990 million. Revenues from data services in the first nine months of 2003 accounted for 8.1% of service revenues, representing a 1.1 p.p. improvement over the 7.0% contribution in the same period last year.

The contribution of Vivo to PT’s consolidated operating revenues in the third quarter of 2003 amounted to Euro 375 million, representing an increase of 46.3% over third quarter of 2002 (in which this business segment correspond to 100% of TCP). In the first nine months of 2003, Vivo’s consolidated operating revenues amounted to Euro 964 million, a decrease of 2.7% over the same period last year, as a result of the 28.5% devaluation of the Brazilian Real compared to the same period last year. Vivo’s operating revenues, reported in Brazilian Reais, climbed 15.2% y.o.y in the third quarter of 2003 to R$ 2,538 million, as a result of an increase in service revenues of 13.3% y.o.y and handset sales which were up 24.1%. In first nine months of 2003 Vivo’s operating revenues, when reported in Brazilian Reais, increased 14.9% compared to the same period last year.

PTM’s consolidated operating revenues increased 9.0% y.o.y in the third quarter of 2003 to Euro 163 million, on the back of a 14.4% revenue increase in the Pay-TV segment over the third quarter of 2002. In the first nine months of 2003, PTM’s consolidated operating revenues rose 10.5% to Euro 489 million.

EBITDA

EBITDA increased 8.5% y.o.y in the third quarter of 2003 to Euro 620 million. In the first nine months of 2003 EBITDA amounted to Euro 1,694 million, the same amount booked in the first nine months of 2002.

The growth in EBITDA of TMN and PTM offset the 28.5% devaluation of the Brazilian Real and the lower contribution of the wireline businesses to total Group EBITDA. Excluding the devaluation of the Brazilian Real, EBITDA in the first nine months of 2003 would have increased by 9.1% as a result of the growth in TMN (Euro 50 million), Vivo (Euro 92 million) and PTM (Euro 35 million).

The EBITDA contribution by business segment is as set out below:

EBITDA BY BUSINESS SEGMENT
(Amounts stated in millions of Euro)

	3Q03(1)	3Q02(2)	Δ y.o.y	3Q03(1) EBITDA Mg.	Δ 3Q/2Q03	9M03(1)	Δ y.o.y	9M03(1) EBITDA Mg.

Wireline	231.9	253.4	(8.5%)	40.1%	2.6%	692.8	(8.2%)	40.1%
Excluding PRB (3)	288.7	300.2	(3.8%)	49.9%	2.7%	858.4	(3.7%)	49.7%
Domestic Mobile/TMN	189.2	169.5	11.6%	46.1%	17.2%	504.7	11.1%	44.8%
Brazilian Mobile/Vivo	153.5	117.3	30.8%	41.0%	21.0%	380.6	(7.6%)	39.5%
PT Multimedia, of which:	34.1	21.1	62.2%	20.9%	15.8%	90.9	62.0%	18.6%
Pay-TV & Cable Internet	35.4	18.2	93.9%	32.8%	22.1%	88.5	79.6%	28.1%
Other	11.5	10.2	12.7%	n.m.	n.m.	25.3	45.3%	n.m.

Total EBITDA	620.2	571.5	8.5%	n.a.	11.9%	1,694.3	0.0%	n.a.
EBITDA Margin	41.2%	42.0%	(0.8 p.p.)	n.a.	n.a.	1.9 p.p.	40.0%	n.a.

(1)	Reflects the proportional consolidation of 50% of Vivo, including TCO’s since May 2003.
(2)	Reflects the full consolidation of TCP.
(3)	Excluding post retirement benefits costs.

Wireline EBITDA in the third quarter of 2003 amounted to 232 million, an 8.5% reduction over the same period of 2002. Notwithstanding the drop in volumes and a 21.4% rise in post retirement benefits, wireline EBITDA margin in the third quarter of 2003 was 40.1%. Overall operating costs excluding D & A decreased by 3.4% over the third quarter of 2002. Excluding the cost of post retirement benefits, EBITDA would have decreased by 3.8% over the third quarter of 2002, operating costs excluding D & A would have fallen by 7.2% and the EBITDA margin would have reached 49.9%, a 0.9 p.p. improvement over the third quarter of 2002. In the first nine months of 2003, Wireline EBITDA amounted to Euro 693 million, equivalent to an EBITDA margin of 40.1%. EBITDA minus Capex amounted to Euro 187 million in the third quarter of 2003, a decrease of 13.8% over the same period last year. In the first nine months of 2003 EBITDA minus Capex increased 3.0% to Euro 588 million.

TMN’s EBITDA in the third quarter of 2003 amounted to Euro 189 million, a rise of 11.6% over the third quarter of 2002 on the back of an increased customer base, lower subscriber acquisition costs and an 11.4% drop of CCPU. EBITDA margin in the third quarter of 2003 reached 46.1%. EBITDA growth in the first nine months of 2003 was 11.1% whilst EBITDA margin reached 44.8%. EBITDA minus Capex amounted to Euro 171 million in the third quarter of 2003, a rise of 40.6% over the same period last year. In the first nine months of 2003, EBITDA minus Capex increased 52.1% to Euro 415 million.

Vivo’s contribution in Euros to PT’s EBITDA in the third quarter of 2003 amounted to Euro 153 million, an increase of 30.8% over the third quarter of 2002. In the first nine months of 2003, Vivo’s contribution to PT’s EBITDA amounted to Euro 381 million, a decrease of 7.6%, due mainly to the 28.5% devaluation of the Brazilian Real over the same period last year. In spite of increased competition, EBITDA growth in Brazilian Real, in the third quarter of 2003 over the second quarter of 2003, was 21.0% whilst EBITDA margin reached 41.0%, an increase of 4.5 p.p. over the second quarter of 2003. The margin in the second quarter had been mainly impacted by costs associated with the launching of the new Vivo brand. Vivo’s EBITDA margin was 39.5% in the first nine months of 2003, achieved largely due to lower CCPU, which was down 3.9%. EBITDA minus Capex amounted to R$ 907 million in the third quarter of 2003, a rise of 48.9% over the same period last year. In the first nine months of 2003, EBITDA minus Capex amounted to R$ 2,221 million, a rise of 39.5% over the same period last year.

PTM’s EBITDA in the third quarter of 2003 amounted to Euro 34 million, an increase of 62.2% over the same period last year, and equivalent to a margin of 20.9%, a 6.9 p.p. improvement over the third quarter of 2002. EBITDA growth in the first nine months of 2003 was 62.0% whilst the EBITDA margin reached 18.6%.

In the third quarter of 2003, the Pay-TV business segment posted an EBITDA of Euro 35 million, a rise of 93.9% over the same period last year, and equivalent to an EBITDA margin of 32.8%, a 13.5 p.p. improvement over the third quarter of 2002. In the first nine months of 2003 the EBITDA margin of the Pay-TV business segment reached 28.1%.

The EBITDA of the audiovisuals business segment in the third quarter of 2003 amounted to Euro 3 million, an increase of 75.1% over the same period last year. In the first nine months of 2003 EBITDA reached Euro 8 million, primarily from the contribution of cinema distribution and exhibition and the sale of DVDs and video games.

The media business segment is undergoing significant restructuring and its performance has also been impacted by the contraction of the advertising market. The media business posted a negative EBITDA of Euro 3 million in the third quarter of 2003 and a negative EBITDA of Euro 0.3 million in the first nine months of 2003.

PTM’s EBITDA minus Capex in the third quarter of 2003 amounted to Euro 20 million compared to Euro 5 million booked in the same period last year. In the first nine months of 2003, PTM’s EBITDA minus Capex amounted to Euro 51 million compared to Euro 4 million booked in the same period last year.

Operating Costs

In the third quarter of 2003 consolidated operating costs amounted to Euro 1,132 million, a 10.8% increase over the third quarter of 2002. Consolidated operating costs amounted to Euro 3,251 million in the first nine months of 2003, compared to Euro 3,249 million in the first nine months of 2002. The breakdown of consolidated operating costs by nature is as set out below:

CONSOLIDATED OPERATING COSTS
(Amounts stated in millions of Euro)

	3Q03(1)	3Q02(2)	Δ y.o.y	3Q03(1) % of Rev.	Δ 3Q/2Q03	9M03(1)	Δ y.o.y	9M03(1) % of Rev.

Wages and Salaries	168.9	166.9	1.3%	11.2%	(7.4%)	517.9	0.4%	12.2%
Post Retirement Benefits	57.9	47.1	22.9%	3.8%	4.0%	168.0	21.3%	4.0%
Telecommunication Costs	152.0	149.3	1.8%	10.1%	2.0%	448.8	(6.3%)	10.6%
Costs of Products Sold	137.9	101.6	35.7%	9.2%	(21.6%)	343.3	4.2%	8.1%
Marketing and Publicity	34.6	23.9	44.7%	2.3%	(9.2%)	100.0	26.4%	2.4%
Provision for Receiv	35.9	20.4	76.2%	2.4%	18.8%	90.6	(18.6%)	2.1%
OG & A	237.7	220.4	7.8%	15.8%	1.4%	695.2	1.0%	16.4%
D & A	246.3	231.2	6.5%	16.4%	3.0%	713.9	(2.1%)	16.9%
Other Operating Costs	60.9	60.8	0.2%	4.0%	10.7%	172.8	(3.3%)	4.1%

Total	1,132.1	1,021.6	10.8%	75.2%	3.2%	3,250.5	0.0%	76.8%

(1)	Reflects the proportional consolidation of 50% of Vivo, including TCO’s since May 2003.
(2)	Reflects the full consolidation of TCP.

Wages and salaries in the third quarter of 2003 amounted to Euro 169 million, compared to Euro 167 million in the same period last year. This cost item was impacted by the in-sourcing of staff from franchised shops of Vivo. In the case of the wireline businesses, which accounted for 45.1% of the total wages and salaries of PT, wages and salaries in the third quarter of 2003 fell by 9.0% over the third quarter of 2002, reflecting the impact of the workforce reduction carried out mainly during the first half of 2003. In the first nine months of 2003, wages and salaries amounted to Euro 518 million, a slight increase of 0.4% over the same period last year, and accounted for 12.2% of consolidated operating revenues.

Post retirement benefits (“PRBs”) increased by Euro 11 million or 22.9% y.o.y. in the third quarter of 2003 to Euro 58 million. The rise in PRBs was primarily due to the increase in the interest cost component of post retirement benefits, resulting from the increase in unfunded liabilities and also to higher charges resulting mainly from the amortization of actuarial losses deferred in previous years as a result of lower returns of pension funds against the 6% return considered in the actuarial studies. In the first nine months of 2003, PRBs increased by Euro 29 million or 21.3% to Euro 168 million, and accounted for 4.0% of consolidated operating revenues.

In the third quarter of 2003 telecommunications costs amounted to Euro 152 million compared to Euro 149 million in the third quarter of 2002, an increase of 1.8%, mainly as a result of increased volumes of traffic in wireline in the third quarter of 2003 compared to the same period last year. In the first nine months of 2003, telecommunications costs decreased 6.3% to Euro 449, mainly due to lower wireline volumes and lower fixed-to-mobile and mobile-to-mobile interconnection fees. In the first nine months of 2003, telecommunications costs accounted for 10.6% of consolidated operating revenues.

Costs of products sold in the third quarter of 2003 increased by 35.7% over the second quarter of 2002 due to a 36.0% increase in the sales of merchandise and products. In the first nine months of 2003, costs of products sold increased by 4.2% to Euro 343 million, and accounted for 8.1% of consolidated operating revenues.

Marketing and publicity costs in the third quarter of 2003 amounted to Euro 35 million, compared to Euro 24 million in the third quarter of 2002, a 44.7% increase over the same period last year, resulting from increased advertising and promotion of new services at TMN, Vivo and PTM. In the first nine months of 2003, marketing and publicity costs increased 26.4% to Euro 100 million, and accounted for 2.4% of consolidated operating revenues.

In the third quarter of 2003, provisions for doubtful receivables, inventories and other increased by 76.2% over the same period last year, as a result of increased level of provisioning at TMN, Vivo and PTM’s media business. In the first nine months of 2003 this caption decreased by 18.6% as a result of higher than expected level of collection of doubtful receivables, which had been provided for in previous years and the effect of the devaluation of the Brazilian Real in relation to the provisions booked by Vivo during the period. In the first nine months of 2003, this cost item accounted for 2.1% of consolidated operating revenues.

General and administrative expenses increased Euro 17 million or 7.8% y.o.y. in the third quarter of 2003 to Euro 238 million. In the first nine months of 2003, general and administrative expenses increased 1.0% to Euro 695 million, and accounted for 16.4% of consolidated operating revenues.

Depreciation and amortization increased by Euro 15 million or 6.5% y.o.y. in the third quarter of 2003 to Euro 246 million. This increase was primarily due to the proportional consolidation of 50% of Vivo’s D & A in 2003, as compared to 100% of TCP’s D & A in 2002. In the first nine months of 2003, depreciation and amortization decreased 2.1% to Euro 714 million primarily due to the effect of the devaluation of the Brazilian Real, and accounts for 16.9% of consolidated operating revenues. Depreciation charges exceeded Capex, which amounted to Euro 334 million in the first nine months of 2003.

EBIT in the third quarter of 2003 amounted to Euro 374 million, an increase of 9.9% over the same period last year, equivalent to an operating margin of 24.8%. In the first nine months of 2003, EBIT amounted to Euro 980 million, an increase of 1.6% over the first nine months of 2002, equivalent to an operating margin of 23.2%, an improvement of 0.3 p.p. over the first nine months of 2002. Excluding the devaluation of the Brazilian Real, EBIT would have increased by 9.5% over the first nine months of 2002 underpinned by an increase in EBITDA of 8.6%.

Net Income

Consolidated net income amounted to Euro 279 million in the first nine months of 2003, compared to Euro 321 million in the first nine months of 2002. Excluding curtailment costs, net income for the first nine months of 2003 would have amounted to Euro 472 million, an increase of 38.2% compared to the same period last year.

Net interest expense decreased from Euro 143 million in the first nine months of 2002 to Euro 123 million in the first nine months of 2003. PT’s average cost of debt in the period was approximately 4.2%.

Net other financial income in the first nine months of 2003 amounted to Euro 101 million, compared to negative Euro 86 million in the first nine months of 2002. This caption relates primarily to the cancellation of certain derivative contracts, from changes in the fair value of certain foreign currency derivatives that had been previously used for hedging purposes and a reduction in the provision to cover estimated losses on certain equity swaps, as a result of an increase in the underlying share market prices as at September 30, 2003.

Goodwill amortization in the first nine months of 2003 amounted to Euro 80 million, a decrease of 27.0% over the same period last year. This decrease is primarily explained by the lower amortization of goodwill related with Lusomundo and Primesys in the amounts of Euro 14 million and Euro 10 million, respectively, as a result of the impairment charges recorded in year 2002.

Equity accounting of losses of affiliated companies in the first nine months of 2003 amounted to Euro 11 million, compared to Euro 114 million booked in the same period last year. In the first nine months of 2003, this caption includes PT’s share in the losses of Médi Télécom amounting to Euro 19 million. The significant improvement in this caption over the same period last year (Euro 103 million) is primarily explained by the fact that the investment in Global Telecom, which in year 2002 was recorded by the equity method of accounting, is now being fully consolidated by Vivo, and accordingly proportionally consolidated by PT.

Net gains obtained with the sale and disposal of fixed assets amounted to Euro 35 million in the first nine months of 2003. These gains relate to the sale of a building in Lisbon to PT’s pension funds during the second quarter of 2003. The contribution of this asset to the pension funds generated an overall gain of Euro 65 million, but Euro 30 million of the gains were deferred over the five years rental contract period.

Curtailment and severance costs associated with the work force reduction programs covering 1,500 employees amounted to Euro 288 million in the first nine months of 2003, compared to Euro 30 million in the same period last year.

Extraordinary costs amounting to Euro 62 million in the first nine months of 2003 relate mainly to provisions recorded by PTM in connection with estimated losses on the value of fixed assets related to the restructuring of the IDTV business and the acceleration of the digitalization of the TV cable services. Additionally, this provision also relates to certain liabilities with third parties and losses on financial investments of PTM.

PT recorded in the income statement an amount of income taxes of Euro 192 million, which includes the estimate of income taxes for the period amounting to Euro 235 million reduced by the recognition of additional deferred tax assets amounting to Euro 43 million. The estimate of income taxes in the first nine months of 2003, amounting to Euro 235 million, includes Euro 201 million which is a non-cash item and was offset against a reduction of the same amount in the deferred tax assets recorded in 2002 relating to tax losses carried forward (Euro 931 million).

5. CAPEX

Capital expenditure is managed in line with the Group’s announced focus on maximizing cash flow. The breakdown of Capex by business segment is as set out below:

CAPEX BY BUSINESS SEGMENT
(Amounts stated in millions of Euro)

	3Q03(1)	3Q02(2)	Δ y.o.y	3Q03(1) % of Rev.	Δ 3Q/2Q03	9M03(1)	Δ y.o.y	9M03(1) % of Rev.

Wireline	44.7	36.2	23.5%	7.7%	37.4%	104.7	(42.9%)	6.1%
Domestic Mobile/TMN	18.1	47.8	(62.2%)	4.4%	(28.0%)	89.9	(50.5%)	8.0%
Brazilian Mobile/Vivo	20.0	12.0	66.5%	5.3%	5.7%	61.5	23.8%	6.4%
PT Multimedia, of which:	13.8	16.4	(15.9%)	8.4%	42.3%	39.4	(24.8%)	8.0%
Pay-TV & Cable Internet	11.0	11.3	(2.3%)	10.2%	31.9%	32.2	(25.9%)	10.2%
Other	17.6	23.2	(24.1%)	n.m.	51.6%	38.5	(24.1%)	n.m.

Total	114.2	135.6	(15.8%)	7.6%	16.7%	333.9	(35.5%)	7.9%

(1)	Reflects the proportional consolidation of 50% of Vivo, including TCO’s results since May 2003.
(2)	Reflects the full consolidation of TCP.

Wireline’s Capex in the first nine months of 2003 decreased 42.9% to Euro 105 million, equivalent to 6.1% of operating revenues.

During the first nine months of 2003, TMN and Vivo were managed with Capex to operating revenues ratios of 8.0% and 6.4%, respectively. TMN’s Capex includes Euro 33 million relating to an amount paid to OniWay in connection with an agreement signed in 2002 between OniWay and the other three Portuguese mobile operators (including TMN). Excluding this investment, TMN’s Capex-to-sales ratio in the first nine months of 2003 would have been 5.1%.

The slowdown of Capex at PTM’s Pay-TV business segment reflects the fact that most of the investment in rolling out the cable network and in making the network bidirectional is now almost complete. Over 25% of PTM’s Capex relates to terminal equipment including set top boxes and cable modems.

Overall, PT’s Capex in the first nine months of 2003 totalled Euro 334 million, equivalent to 7.9% of consolidated operating revenues.

The detail by nature of PT’s Capex in the first nine months of 2003 is as follows:

Intangible Assets (1)	51.4
Telecommunications Equipment	166.8
Support Equipment	37.1
Other Fixed Assets	78.6

333.9

(1) This investment primarily includes the Euro 33 million relating to the payment to OniWay described above.

6. EBITDA MINUS CAPEX AND OPERATING CASH FLOW

The breakdown of EBITDA minus Capex by business segment is as set out below:

EBITDA minus CAPEX BY BUSINESS SEGMENT
(Amounts stated in millions of Euro)

	3Q03(1)	3Q02(2)	Δ y.o.y	3Q03(1) % of Rev.	Δ 3Q/2Q03	9M03(1)	Δ y.o.y	9M03(1) % of Rev.

Wireline	187.1	217.2	(13.8%)	32.4%	(3.3%)	588.1	3.0%	34.0%
Excluding PRB (3)	243.9	263.9	(7.6%)	42.2%	(1.9%)	753.7	6.5%	43.6%
Domestic Mobile/TMN	171.1	121.7	40.6%	41.7%	25.6%	414.9	52.1%	36.9%
Brazilian Mobile/Vivo	133.5	105.3	26.8%	35.6%	23.7%	319.1	(11.9%)	33.1%
PT Multimedia, of which:	20.3	4.6	n.m.	12.4%	2.8%	51.5	n.m.	10.5%
Pay-TV & Cable Internet	24.4	6.9	n.m.	22.6%	18.1%	56.3	n.m.	17.8%
Other	(6.0)	(12.9)	n.m.	n.m.	n.m.	(13.2)	n.m.	n.m.

Total	506.0	435.9	16.1%	33.6%	10.9%	1,360.4	15.6%	32.2%

(1)	Reflects the proportional consolidation of 50% of Vivo, including TCO’s results since May 2003.
(2)	Reflects the full consolidation of TCP.
(3)	Excluding post retirement benefits costs.

The breakdown of operating cash flow generated in the third quarter and in the first nine months of 2003 is as set out below:

OPERATING CASH FLOW
(Amounts stated in millions of Euro)

	3Q03	3Q02	Δ y.o.y	Δ 3Q/2Q03	9M03	Δ y.o.y

EBITDA, excluding PRB (1)	678.0	618.6	9.6%	11.2%	1,862.3	1.6%
Non Current Increase/(Decrease) in Provisions	5.2	(43.6)	n.m.	n.m.	(0.4)	n.m.
Change in Working Capital (EBITDA Related)	76.2	79.6	(4.3%)	n.m.	(64.1)	n.m.

Cash Generated from Operations	759.5	654.6	16.0%	52.3%	1,797.8	0.8%

Capex	(114.2)	(135.6)	(15.8%)	16.7%	(333.9)	(35.5%)
Change in Working Capital (Capex Related)	(31.2)	(49.9)	(37.5%)	(9.7%)	(141.5)	(10.2%)

Payments to Fixed Assets Suppliers	(145.4)	(185.5)	(21.6%)	9.8%	(475.4)	(29.6%)

Operating Cash Flow	614.1	469.1	30.9%	67.7%	1,322.4	19.2%

(1)	Excluding post retirement benefits costs.

PT generated Euro 614 million of operating cash flow in the third quarter of 2003, composed of Euro 759 million of cash generated by the businesses of the Group and payments of Euro 145 million to fixed assets suppliers. In the first nine months of 2003 operating cash flow increased 19.2% to Euro 1,322 million.

The reduction in working capital in the third quarter of 2003 amounted to Euro 45 million, compared to an investment of Euro 145 million in the second quarter. The investment in working capital during the first nine months of 2003 amounted to Euro 206 million, compared to Euro 166 million in the first nine months of 2002. The increase in investment was mainly due to an EU legal requirement for the reduction of payment terms to suppliers (which implied a maximum payment period of 60 days) and includes Euro 64 million related with the businesses of the Group (EBITDA related) and Euro 141 million related with a decrease in accounts payable to fixed assets suppliers (Capex related).

7. FINANCIAL POSITION AND CONSOLIDATED NET DEBT

Consolidated Balance Sheet

PT’s Balance Sheet is as set out below:

CONSOLIDATED BALANCE SHEET
(Amounts stated in millions of Euro)

	September 30, 2003	December 31, 2002

Current Assets	5,162.3	4,850.9
Cash and Short Term Investments	2,252.4	2,276.5
Accounts Receivable, Net	1,724.0	1,470.3
Inventories, Net	127.4	149.8
Deferred Tax Assets (Short Term)	898.0	819.9
Prepaid Expenses and Other Current Assets	160.6	134.4
Investments, net	434.7	376.4
Fixed Assets, net	4,281.9	4,575.8
Intangible Assets, net	3,225.8	2,968.7
Deferred Tax Assets (Medium and Long Term)	694.2	877.3
Others	78.1	77.0

Total Assets	13,877.0	13,726.1

Current Liabilities	3,062.6	2,958.0
Short Term Debt	1,098.0	1,094.4
Accounts Payable	1,043.2	1,113.1
Accrued Expenses	524.8	460.2
Taxes Payable (1)	111.2	71.1
Deferred Income	247.6	175.1
Deferred Tax Liabilities (Short Term)	37.7	44.2
Medium and Long Term Debt	4,715.2	5,219.1
Accrued Post Retirement Liability	1,249.3	1,061.5
Deferred Tax Liabilities (Medium and Long Term)	358.7	359.0
Provisions for other risks and charges	219.8	439.2
Others	294.5	130.8
Total Liabilities	9,900.1	10,167.6
Minority Interests	682.6	447.2
Total Shareholders' Equity	3,294.3	3,111.3

Total Liab. and Shareholders' Equity	13,877.0	13,726.1
Intangible Assets as a % of Total Assets	23.2%	21.6%
Intangible Assets as a % of Shareholders’ Equity	97.9%	95.4%

(1)	As at September 30, 2003 this caption includes basically Euro 89 million related with Value Added Tax payable and Euro 10 million of Social Security contributions due.

PT’s equity to total assets ratio increased from 22.7% on December 31, 2002 to 23.7% on September 30, 2003. The equity plus long term debt to total assets ratio decreased from 60.7% to 57.7%.

PT’s net exposure (assets minus liabilities) to Brazil amounts to R$ 7,506 million (Euro 2,199 million at the Real/Euro exchange rate prevailing at the end of September 2003). The assets denominated in Brazilian Reais in PT’s balance sheet as at September 30, 2003 amounted to Euro 4,077 million, equivalent to approximately 29.4% of total assets. Over 94% of PT’s exposure to Brazil is accounted for by PT’s 50% investment in Vivo.

The increase in the accrued post retirement liability during the first nine months of 2003 amounting to Euro 188 million relates to the following items: (i) recording of curtailment costs of Euro 217 million relating to work force reductions covering 1,500 employees, (ii) recording of costs of post retirement benefits for the period amounting to Euro 147 million, and (iii) payments to the pension funds, pre-retired employees and to PT ACS (healthcare) totalling Euro 175 million, leading to a reduction of the same amount in this accrual.

Shareholders’ Equity

As at September 30, 2003, shareholders' equity amounted to Euro 3,294 million, an increase of Euro 183 million over December 31, 2002, resulting from the net income generated during the period of Euro 279 million and the positive translation adjustments of Euro 105 million due to the improvement of the Brazilian Real exchange rate against the Euro (Euro/R$ 3.7124 at year end 2002 compared to Euro/R$ 3.414 at the end of September 2003), reduced by the distribution of dividends related to year 2002 amounting to Euro 201 million.

Consolidated Net Debt

The breakdown of PT’s consolidated net debt as at September 30, 2003 is as set out below:

CONSOLIDATED NET DEBT
(Amounts stated in millions of Euro)

	September 30, 2003	December 31, 2002	Δ

Short Term	1,090.6	1,094.4	(0.3%)
Convertible Bonds	450.5	-	n.a.
Bond Loans	-	285.1	n.a.
Bank Loans	347.8	257.3	35.1%
Other Loans	292.3	551.9	(47.0%)
Medium and long term	4,715.2	5,219.1	(9.7%)
Convertible Bonds	550.0	1,059.0	(48.1%)
Bond Loans	2,724.7	2,724.7	(0.0%)
Bank Loans	1,279.4	1,289.8	(0.8%)
Other Loans	161.1	145.5	10.7%

Total Indebtedness	5,805.8	6,313.5	(8.0%)
Cash and Short Term-Investments	2,244.9	2,276.5	(1.4%)

Net Debt	3,560.9	4,037.0	(11.8%)

Shareholders Loans to TCP/Vivo	640.8	765.8	(16.3%)

PT’s consolidated net debt as at September 30, 2003 amounted to Euro 3,561 million, a decrease of Euro 476 million compared to year end 2002. This debt reduction was achieved on the back of a Euro 699 million free cash flow generation, gains obtained on certain foreign currency derivatives amounting to Euro 58 million and notwithstanding the negative impact of translation effects on US dollar and Real denominated debt amounting to Euro 27 million, the negative impact of the consolidation of TCO in Vivo of Euro 53 million and the payment of dividends related to year 2002 totalling Euro 201 million.

The net debt change in the third quarter and in the first nine months of 2003 is as set out below:

NET DEBT CHANGE DURING THE FIRST HALF OF 2003
(Amounts stated in millions of Euro)

	3Q03	9M03

Net Debt (Initial Balance)	3,975.3	4,037.0

Operating Cash Flow	614.1	1,322.4
Interest paid	(71.2)	(225.0)
Sales of financial investments	40.5	40.5
Acquisitions of financial investments	(53.1)	(173.1)
Acquisitions of treasury shares	(39.4)	(39.4)
Contributions to the pension funds and payments to pre-retired and suspended employees	(59.7)	(165.5)
Income taxes paid by certain subsidiaries	(6.0)	(40.6)
Other cash movements	(20.2)	(20.5)
Free Cash Flow	405.0	698.8
Gains on certain foreign currency derivatives	8.3	57.8
Translation effects of US dollar and Real denominated debt	2.3	(26.9)
Impact of TCO consolidation	(1.2)	(52.9)
Dividends paid	-	(200.7)

Net Debt Reduction	414.4	476.1

Net Debt end of September 2003	3,560.9	3,560.9

Δ Net Debt	(10.4%)	(11.8%)

The acquisitions of financial investments during the first half of 2003 include mainly the initial payment for the acquisition of TCO amounting to Euro 59 million, Euro 27 million related with acquisition of PTM shares and Euro 21 million related to the share capital increase in Médi Télécom. During the third quarter of 2003, the acquisitions of financial investments include mainly Euro 21 million related with the acquisition of an additional 50% stake of the share capital of Warner Lusomundo and Euro 21 million related with additional payments for the acquisition of TCO.

As at September 30, 2003, 81.1% of PT’s total indebtedness is medium and long term. As at September 30, 2003, 99.1% of PT’s consolidated net debt was at fixed rates and 83.3% was denominated in Euros, 4.7% in US Dollars and 11.2% in Brazilian Reais. All of the debt of PT’s Brazilian subsidiaries is either Real denominated or has been swapped into Reais. PT’s average cost of debt in the first nine months of 2003 was 4.2%. The average maturity of PT’s loan portfolio is currently 4.3 years. At the date of this release, the only loans of PT with rating triggers (if PT is downgraded to below BBB+) are two EIB loans totalling Euro 150 million. In addition, PT has fully underwritten and available commercial paper lines amounting to Euro 875 million, of which Euro 220 million has been drawn down as at September 30, 2003.

The net debt maturity profile of PT as at September 30, 2003, was as set out below:

NET DEBT MATURITY PROFILE
(Amounts stated in millions of Euro)

Maturity	Net Debt	Notes

4Q 2003	(1,560.9)	Net Cash position
9M 2004	728.8	Includes an Euro 450 million Exchangeable Bond issued in Jun. 1999
4Q 2004	176.1	Includes an Euro 125 million domestic Bond issued in Nov. 1997
2005	1,254.1	Includes an Euro 585 million Eurobond issued in Nov. 2001 (1)
2006	1,474.9	Includes an Euro 465 million Exchangeable Bond issued in Dec. 2001 and an Euro 900 million Eurobond issued in Feb. 2001 (1)
2007	132.8
2008	185.3
2009	959.1	Includes an Euro 880 million Eurobond issued in Apr. 1999 (1)
2010	74.4
2011	65.0
2012	43.9
2013	27.5

Total	3,560.9

(1)	These amounts are net of the nominal value of outstanding Eurobonds and Exchangeable Bonds held by PT as marketable securities.

PT also continues to hold as marketable securities certain of its outstanding Eurobonds and Exchangeable Bonds. As at September 30, 2003 PT holds 2.51%, 10.05% and 12.05% of its 2005, 2006 and 2009 Eurobonds, respectively, and also Euro 85 million of its 2006 Exchangeable Bond. These bonds, which have a nominal value of Euro 321 million, were acquired for a total amount of Euro 308 million.

PT’s gearing ratio (Net Debt/(Net Debt+Equity)) as at September 30, 2003 decreased to 51.9% compared to 56.5% at the end of year 2002. The net debt to annualised EBITDA ratio as of September 30, 2003 was 1.6 times and the EBITDA cover was 13.7 times.

8. EMPLOYEES

At the end of September 2003, PT had 24,198 employees. The breakdown of PT’s employees by business segment is as set out below:

EMPLOYEES AND PRODUCTIVITY RATIOS

	9M03	FY2002	Change	Δ

Wireline	9,541	11,183	(1,642)	(14.7%)
Domestic Mobile/TMN	1,111	1,192	(81)	(6.8%)
Brazilian Mobile/Vivo(1)	3,392	2,063	1,329	64.4%
PT Multimedia, of which:	2,667	2,903	(236)	(8.1%)
Pay-TV & Cable Internet	637	764	(127)	(16.6%)
Other(2)	7,487	5,768	1,719	29.8%

Total Group Employees	24,198	23,109	1,089	4.7%

Domestic Market	14,868	16,893	(2,025)	(12.0%)
International Market	9,330	6,216	3,114	50.1%

Fixed Accesses per Employee(3)	473	403	70	17.1%
Mobile Cards per Employee
TMN	4,222	3,713	509	13.7%
Vivo	5,445	8,148	(2,703)	(33.2%)

(1)	The number of employees in the Brazilian mobile business correspond to 50% of the employees of Vivo in the first nine months of 2003 and to 100% of the employees of TCP in year 2002.
(2)	Fixed main lines per employee of the fixed telephone service.
(3)	Excluding post retirement benefits costs.

The number of staff employed by PT in its Portuguese businesses decreased by 2,025 employees or 12.0% over the end of 2002. The staff reduction in PT’s wireline businesses reached 1,642 employees.

As at September 30, 2003 the total number of staff employed by Vivo was 6,784 employees, representing an increase of 945 employees over the end of 2002. The increase in the number of employees during the first nine months of 2003 relates basically to the acquisition of TCO (1,594 employees as at September 30, 2003), which more than offset the reduction in employees occurred in Vivo’s remaining subsidiaries during the first nine months of 2003.

9. BUSINESS PERFORMANCE

Business Segments

PT’s financial results by business segment reflect certain changes to its reportable segments made in the first quarter of 2003, as compared to previous years, in line with management’s current view of PT’s businesses. PT’s results by business segment for prior periods have been restated to reflect these changes. PT’s business segments are now the following:

  - Wireline Businesses, which comprise:
        Fixed Telephone Business – PTC
        Data and Corporate Business – PT Prime (plus Tradecom)
        ISP and Portals – PTM.com
  - Domestic Mobile – TMN
  - Brazilian Mobile – Vivo

  - Multimedia – PTM, which comprise:
         Pay-TV and Cable Internet – TV Cabo (plus TV Cabo Audiovisuais)
         Audiovisuals – Lusomundo Audiovisuais and Lusomundo Cinemas
         Media – Lusomundo Media
         Other Multimedia Operations – PTM holding company
  - Other – Other businesses, PT holding company and instrumental companies

The main changes in PT’s reportable segments were the following:

  Definition of a Wireline reportable segment including PTC and PT Prime, which in 2002 were reported as separate reportable segments, and also PTM.com which in 2002 was included in the Multimedia reportable segment up to September 30, 2002;
  In the Brazilian Mobile reportable segment, replacement of 100% of TCP’s results by the proportional consolidation of 50% of Vivo, following the incorporation of the 50/50 joint-venture with Telefónica at the end of 2002;
  In the Multimedia reportable segment: (i) exclusion of the results of PTM.com (which are now included in the Wireline reportable segment as described above); and (ii) inclusion of TV Cabo Audiovisuais in the Pay-TV and Cable Internet sub-segment, which were previously included in Other Multimedia Operations.

In the third quarter of 2003 a further change was made in the presentation of revenues in the Wireline Businesses which is now as follows:

  Retail, which comprise:
     Fixed Charges – PTC
     Traffic – PTC
     ADSL Retail – PTM.com
     Other ISP revenues – PTM.com
  Wholesale – PTC
  Data & Corporate – PT Prime (plus Tradecom)
  Other Wireline revenues, which comprise:
     Other Fixed Telephone Service revenues – PTC
     Sales of Telecommunications Equipment
     Directories – PTC
     Portals – PTM.com

Previously, revenues in the Wireline Businesses were reported considering three different sub-segments, as follows:

  PTC - Fixed Telephone Service
  PT Prime (plus Tradecom) – Data & Corporate
  PTM.com – ISP & Portals

Contributions by Business Segment

In the third quarter of 2003 the contribution by business segment for PT Group’s operating revenues, EBITDA, Capex and EBITDA minus Capex was as follows:

CONTRIBUTION BY BUSINESS SEGMENT

3Q03	Revenues(1)		EBITDA		Capex		EBITDA-Capex

	Euro mn	% of Total	Euro mn	% of Total	Euro mn	% of Total	Euro mn	% of Total

Wireline	541.5	36.0%	231.9	37.4%	44.7	39.2%	187.1	37.0%
Excluding PRB(2)	541.5	36.0%	288.7	42.6%	44.7	39.2%	243.9	43.3%
Domestic Mobile/TMN	365.7	24.3%	189.2	30.5%	18.1	15.8%	171.1	33.8%
Brazilian Mobile/Vivo(3)	374.8	24.9%	153.5	24.7%	20.0	17.5%	133.5	26.4%
PT Multimedia, of which:	163.4	10.9%	34.1	5.5%	13.8	12.1%	20.3	4.0%
Pay-TV & Cable Internet	107.8	7.2%	35.4	5.7%	11.0	9.7%	24.4	4.8%
Other	60.6	4.0%	11.5	1.8%	17.6	15.4%	(6.0)	(1.2%)

Total	1,506.0	100.0%	620.2	100.0%	114.2	100.0%	506.0	100.0%

(1)	Revenues are consolidated and therefore adjusted for intra-group transactions.
(2)	Excluding post retirement benefits costs.
(3)	The (DELTA) y.o.y was calculated using the 2002 results considering the full consolidation of TCP.

The analysis by business segment is as set out below and has been based on non-consolidated revenues.

Wireline Businesses

(Euro million)	3Q03	3Q02	Δ y.o.y	Δ 3Q/2Q03	9M03	9M02	Δ y.o.y

Operating Revenues	578.3	612.1	(5.5%)	2.2%	1,727.6	1,830.3	(5.6%)
EBITDA	231.9	253.4	(8.5%)	2.6%	692.8	754.5	(8.2%)
Excluding PRB (1)	288.7	300.2	(3.8%)	2.7%	858.4	891.2	(3.7%)
EBITDA Margin	40.1%	41.4%	(1.3 p.p.)	0.2p.p.	40.1%	41.2%	(1.1 p.p.)
Excluding PRB (1)	49.9%	49.0%	0.9p.p.	0.2p.p.	49.7%	48.7%	1.0p.p.
Capex	44.7	36.2	23.5%	37.4%	104.7	183.4	(42.9%)
EBITDA minus Capex	187.1	217.2	(13.8%)	(3.3%)	588.1	571.0	3.0%
Excluding PRB (1)	243.9	263.9	(7.6%)	(1.9%)	753.7	707.8	6.5%
Capex as % of Revenues	7.7%	5.9%	1.8p.p.	2.0p.p.	6.1%	10.0%	(4.0

(1) Excluding post retirement benefits costs.
More detailed financial information is set out in Table 4 of the Appendix.

Several initiatives have been launched as part of an ongoing effort to enhance the performance of wireline business through the improvement of customer retention and loyalty, the increase in usage of the fixed network, market competitiveness and upgrading the value proposition of the service to customers. These initiatives include several new pricing and traffic packages, terminal equipment with new features, including SMS, and an aggressive promotion of ADSL. As at September 30, 2003 more than 277 thousand of fixed telephone customers had signed up to traffic packages, over 111 thousand of which during the third quarter.

Operating revenues of the wireline businesses amounted to Euro 578 million in the third quarter of 2003, a decrease of 5.5% compared to the same period last year, but representing an increase of 2.2% over the second quarter of this year.

EBITDA in the third quarter of 2003 dropped 8.5% to Euro 232 million, equivalent to an EBITDA margin of 40.1% and corresponding to a 1.3 p.p. decrease over the same period last year. Excluding the cost of post retirement benefits, EBITDA would have decreased by 3.8% (Euro 11 million) and EBITDA margin would have reached 49.9%, a 0.9 p.p. improvement over the same period last year. EBITDA increased 2.6% over the second quarter of this year.

The workforce reduction program was accelerated in the second quarter. The workforce was reduced by and 1,500 employees in the first nine months of 2003, of which 75 employees in the third quarter. At the end of September 2003 the number of employees in the wireline business was 9.5 thousand, corresponding to 473 accesses per employee in the fixed telephone business.

Capex dropped 42.9% to Euro 105 million in the first nine months of 2003, equivalent to 6.1% of operating revenues. Quality of service in the third quarter of 2003 has been maintained with a call completion rate of 99.9% and 2.3 faults per 100 access lines. EBITDA minus Capex in the first nine months of 2003 amounted to Euro 588 million, a 3.0% increase over the same period last year.

Retail and Wholesale

	3Q03	3Q02	Δ y.o.y	Δ3Q/2Q03	9M03	9M02	Δ y.o.y

Operating Data
Accesses ('000)	4,194	4,197	(0.1%)	0.1%	4,194	4,197	(0.1%)
PSTN/ISDN	4,048	4,176	(3.1%)	(0.8%)	4,048	4,176	(3.1%)
ADSL	145.4	20.5	n.m.	33.1%	145.4	20.5	n.m.
Net Disconnections(1) ('000)	4.4	(24.9)	n.m.	(65.2%)	(2.2)	(107.8)	(98.0%)
Market Share PSTN/ISDN (%)	94.4	95.6	(1.2	(0.2 p.p.)	94.4	95.6	(1.2
Market Share ADSL (%)	83.4	71.4	12.1	1.2p.p.	83.4	71.4	12.1
Dial-up Active Customers ('000)	130.2	165.2	(21.2%)	(4.7%)	130.2	165.2	(21.2%)
Total Voice Traffic (mn min.)	3,117	3,273	(4.8%)	(1.4%)	9,434	9,903	(4.7%)
F2F Domestic Traffic (mn min.)	1,390	1,568	(11.3%)	(5.8%)	4,394	4,808	(8.6%)
Mkt Share of Originated Traf. (%)	90.8	92.4	(1.6	(1.0	91.7	92.3	(0.6
Dial-up Traffic (mn hours)	5.1	8.1	(36.8%)	(17.4%)	18.4	25.2	(26.9%)
ARPU(2) (Euro)	35.0	35.5	(1.3%)	4.3%	34.2	34.9	(2.0%)
Employees (no.)	9,541	11,347	(15.9%)	(1.6%)	9,541	11,347	(15.9%)
Call Completion Rate (%)	99.90	99.96	(0.1	(0.1	99.86	99.88	(0.0
Faults per 100 Access Lines (no.)	2.3	2.4	(4.3%)	15.0%	7.2	6.8	5.9%

(1)Including ADSL.
(2) Including ADSL and dial-up Internet.
More detailed operating information is set out in Table 5 of the Appendix.

At the end of September 2003 PT had a 91.7% market share of total minutes of outgoing traffic and a 94.4% market share of access lines. This performance has been achieved as a result of a successful implementation of customer loyalty strategy based on product differentiation, competitive offers in terms of pricing, innovation, CRM and quality of service.

The number of access lines in pre-selection increased to 321 thousand from 282 thousand in September 2002. After three years of full liberalization, in domestic long distance and international calls, PT has market shares of around 85% and 86%, respectively. At the end of September 2003 local and regional traffic market shares were 89% and 85%, respectively.

PT has updated its fixed telephone service tariffs as from February 21, 2003, with a line rental increase of 3.8% and decreases of 10.7% and 15.2% in regional and in domestic long distance calls, respectively. This corresponds to an annualized price basket decrease of 0.25%, thus fully complying with the 2003 price cap of CPI-2.75%, assuming a 2.5% inflation rate as per the Portuguese State Budget. The price cap was agreed within the current Universal Service Pricing Convention. These changes in tariffs have represented a further rebalancing of fixed telephony prices, therefore improving PT’s competitive position in the domestic market.

New interconnection tariffs were introduced as of March 1, 2003. Compared to the first nine months of 2002, interconnection fees decreased 20.6% for call termination, 23.5% for call origination and 10.2% for transit. Interconnection fees are now at levels close to the European averages. Tariffs of wholesale leased lines were also changed representing an overall average decrease of the leased lines wholesale price basket of 34.1% compared to the first nine months of 2002.

The ADSL customer base has increased significantly with 145 thousand ADSL wholesale connections at the end of September 2003, compared with 53 thousand connections at the end of 2002 and 21 thousand at the end of September 2002. PT’s subsidiaries accounted for an 83.4% market share of the ADSL retail market at the end of September 2003. In the third quarter of 2003 retail ADSL net additions reached 31 thousand.

Active dial-up customers at the end of September 2003 reached 130 thousand, a decline of 21.2% over the same period last year, reflecting the strong growth of ADSL. The dial-up customer base generated 5.1 million hours of Internet traffic during the third quarter of 2003. PT’s Sapo portal posted 268 million page views, an increase of 68.4% over September 2002, and 2.8 million unique visitors per month in September 2003.

Net disconnections of PSTN/ISDN lines decreased by 17.1% y.o.y. in the third quarter of 2003 to 32 thousand. The total number of ADSL customers in the same period posted an increase of 36 thousand, leading to a net increase of 4 thousand in the total number of accesses in the wireline business in this quarter. PSTN/ISDN main lines in service decreased 3.1%, as compared to the same period last year, to 4.0 million lines. ISDN penetration stands at 20.1% of PSTN/ISDN equivalent main lines, whilst voice mail boxes penetration stood at 25.4% in the third quarter of 2003.

Residential PSTN/ISDN lines at the end of September 2003 dropped 3.5% over the same period last year to 2.7 million or 66.3% of total, whilst PSTN/ISDN business lines increased 0.1% to 1.1 million or 28.2% of total. The remaining 5.5% corresponds mostly to payphones, wholesale lines and other. SoHo customer lines represented 45.7% of the business lines, whilst SME represented 22.4% and large corporate customers 31.9%.

TRAFFIC BREAKDOWN

(in millions of minutes, except *)	3Q03	3Q02	Δ y.o.y	Δ 3Q/2Q03	9M03	9M02	Δ y.o.y

Total Traffic, of which:	4,357	4,829	(9.8%)	(6.2%)	13,773	14,936	(7.8%)
Voice Traffic	3,117	3,273	(4.8%)	(1.4%)	9,434	9,903	(4.7%)
Retail	1,890	1,977	(4.4%)	(6.7%)	5,969	6,019	(0.8%)
F2F Domestic	1,390	1,568	(11.3%)	(5.8%)	4,394	4,808	(8.6%)
Local	830	960	(13.6%)	(7.2%)	2,659	2,998	(11.3%)
Regional	251	284	(11.6%)	(7.1%)	806	894	(9.9%)
DLD	228	239	(4.7%)	(1.4%)	692	731	(5.3%)
Other	82	85	(3.8%)	2.0%	236	185	27.7%
F2M	262	282	(6.9%)	0.5%	779	842	(7.4%)
Other	140	24	n.m.	(27.0%)	507	66	n.m.
International	97	103	(6.0%)	0.3%	289	303	(4.7%)
Wholesale, of which:	2,467	2,853	(13.5%)	(5.9%)	7,803	8,916	(12.5%)
Internet	1,128	1,539	(26.7%)	(15.4%)	3,933	4,983	(21.1%)

Orig. Traffic on the Fixed Network	3,427	3,873	(11.5%)	(8.4%)	11,057	12,144	(9.0%)
Orig. Traffic/Access/Day * (min.)	9.2	10.0	(8.7%)	(8.8%)	9.9	10.5	(5.7%)
F2F Domestic/Access/Day * (min.)	3.7	4.1	(8.5%)	(6.2%)	3.9	4.2	(5.4%)

Total voice traffic in minutes dropped 4.8% over the third quarter of 2002 and decreased 1.4% when compared to the second quarter of 2003. In the third quarter of 2003 retail traffic decreased 4.4% y.o.y. and domestic fixed-to-fixed traffic fell by 11.3%. Measured in terms of minutes per access line, domestic fixed-to-fixed traffic dropped 8.5% over the third quarter of 2002 to 3.7 minutes. Minutes of usage of originated traffic per line per day, which includes dial-up Internet traffic decreased 8.7% in the third quarter of 2003 to 9.2 minutes. Wholesale traffic posted a 13.5% decrease in the third quarter of 2003 y.o.y. impacted by a significant Internet access traffic drop of 26.7%, in great part due to the migration of users to broadband platforms.

Total ARPU (voice and data) declined 1.3% y.o.y. in the third quarter of 2003 to Euro 35.0. Voice ARPU (PSTN/ISDN less dial-up Internet) declined 3.9% to Euro 32.6 whilst data ARPU (ADSL plus dial-up Internet) climbed 51.7% y.o.y. contributing Euro 2.5 in the third quarter of 2003. In the third quarter of 2003 total ARPU posted a 4.3% increase over the second quarter, from Euro 33.6 to Euro 35.0 on the back of a higher contribution from data.

Data & Corporate

	3Q03	3Q02	Δ y.o.y	Δ 3Q/2Q03	9M03	9M02	Δ y.o.y

Operating Data
Data Comm. Accesses ('000)	37.2	35.5	4.7%	3.8%	37.2	35.5	4.7%
Data Comm. Capacity ('000)	634.5	492.7	28.8%	12.2%	634.5	492.7	28.8%
Corp. WEB Capacity Sold (Mbps)	2,058.0	677.7	203.7%	27.0%	2,058.0	677.7	203.7%

More detailed operating information is set out in Table 5 of the Appendix.

PT has currently a market share of more than 80% in the corporate data and integrated solutions market in Portugal.

In this business segment, Internet capacity sales climbed by 204% in the third quarter of 2003, compared to the same period last year, due to the expansion of ADSL. The number of broadband connections based on the ATM network rose 174%. Data communications capacity increased 28.8% and frame relay accesses 18.2%. Leased lines capacity to end-users rose 14.2% and leased line digital capacity reached 92.8% of the total leased line capacity.

PT’s Mobile Businesses

PT’s key mobile assets include TMN in Portugal and 50% of Vivo in Brazil, the joint venture between Portugal Telecom and Telefónica Móviles for mobile services in Brazil. As of September 30, 2003, these mobile businesses covered approximately 140 million inhabitants and had 23.5 million customers, equivalent to 76.5% of PT’s total subscriber base. In the third quarter of 2003 mobile businesses accounted for 49.2% of PT’s consolidated operating revenues, 55.2% of Group EBITDA and 60.2% of EBITDA minus Capex.

Domestic Mobile - TMN

	3Q03	3Q02	Δ y.o.y	Δ 3Q/2Q03	9M03	9M02	Δ y.o.y

Financials (Euro million)
Operating Revenues	410.5	385.3	6.5%	13.3%	1,125.5	1,094.0	2.9%
Service Revenues	371.6	349.2	6.4%	9.3%	1,032.5	994.6	3.8%
Handset Sales	38.9	36.1	7.6%	72.9%	93.0	99.4	(6.4%)
EBITDA	189.2	169.5	11.6%	17.2%	504.7	454.3	11.1%
EBITDA Margin	46.1%	44.0%	2.1 p.p.	1.6 p.p.	44.8%	41.5%	3.3 p.p.
Capex	18.1	47.8	(62.2%)	(28.0%)	89.9	181.5	(50.5%)
EBITDA minus Capex	171.1	121.7	40.6%	25.6%	414.9	272.8	52.1%
Capex as % of Revenues	4.4%	12.4%	(8.0 p.p.)	(2.5 p.p.)	8.0%	16.6%	(8.6 p.p.)

Operating Data
Active Customers ('000)	4,691	4,205	11.6%	4.1%	4,691	4,205	11.6%
Net Additions ('000)	186	135	37.5%	n.m.	265	300	(11.5%)
Total Churn (%)	23.1	26.1	(3.0 p.p.)	(1.0 p.p.)	23.1	26.1	(3.0 p.p.)
MOU (min.)	127.6	134.5	(5.2%)	4.9%	122.6	131.2	(6.6%)
ARPU (Euro)	26.9	28.1	(4.1%)	6.8%	25.4	27.4	(7.1%)
Data as % of Serv. Rev. (%)	7.9	7.5	0.4 p.p.	(0.2 p.p.)	8.1	7.0	1.1 p.p.
SAC (Euro)	57.5	62.4	(7.9%)	(27.7%)	66.1	70.0	(5.5%)
CCPU (1) (Euro)	12.3	13.8	(11.4%)	(2.5%)	12.3	13.9	(11.6%)
ARPU minus CCPU (Euro)	14.7	14.3	3.1%	(16.1%)	13.1	13.4	(2.4%)

More detailed financial and operational information is set out in Table 6 of the Appendix.
(1)	CCPU (Cash cost per user) = Operating costs minus provisions, depreciation and amortization and sales of equipment per user.

TMN had 4.7 million active customers as at September 30, 2003, an 11.6% increase over the same period last year. TMN added 186 thousand customers in the third quarter of 2003. The increased focus on customer loyalty and customer retention led to a 22.9% growth in the number of customer upgrades, which totalled 86 thousand in third quarter of 2003. Churn decreased from 26.1% in the third quarter of 2002 to 23.1% in the third quarter of 2003. Excluding internal churn, churn stands at less than 8%.

In June 2003 TMN launched the multimedia mobile portal I9 - Inove. This is an innovative and user-friendly mobile product that optimizes the current capacities of the GSM-GPRS system. I9 allows for a faster, cheaper and easier access to a wide range of services and content, namely Java games, the three national free to air TV channels, messaging services and, on an exclusive basis, goals from Portuguese league football in video. Content also includes PTM’s Pay-TV programming guide and the first m-commerce service in Portugal, the Lusomundo cinema ticketing service. The take up of the I9 is progressing well, having reached more than 10 thousand customers. Games, rings and tones, sports, highlights and video constitute the top daily access subjects per user.

New TMN services also include “Kolmi” a defined message to ask for a reply call, “Karga” which allows to transfer pre-paid charges between cards and several MMS video services. MMS activated handsets at the end of September 2003 reached 29 thousand. The number of GPRS handsets reached 374 thousand, of which 25.5% were active users.

Average MOU’s posted a 5.2% reduction y.o.y. to 128 minutes. In the third quarter MOU’s increased 4.9% over the second quarter of 2003 from 122 minutes to 128 minutes. The number of SMS messages in the third quarter of 2003 climbed 9.8% to 345 million, corresponding to approximately 52 messages per month per active SMS user. The number of active SMS users reached 45.8% of the total customer base.

ARPU in the third quarter of 2003 was Euro 26.9 compared to Euro 28.1 in the third quarter of 2002, equivalent to a 4.1% reduction. The interconnect bill posted a 12.8% drop as a result of the 24.3% and 15.9% cuts in mobile-to-mobile and fixed-to-mobile interconnection fees, respectively, compared to the third quarter of 2002. The average customer bill decreased 0.6% to Euro 19.9 due to the reduction in the average minutes of usage. ARPU in the third quarter grew 6.8 % over the second quarter of this year to Euro 26.9, reflecting the 4.9% increase in MOU and the increase in tariffs. TMN increased its tariffs across the board by approximately 3% as from May 1, 2003. SMS services tariffs increased 2.4%, but the tariffs of remaining data services including WAP, GPRS and MMS remained unchanged.

Operating revenues of TMN in the third quarter of 2003 increased 6.5% y.o.y. to Euro 411 million. Service revenues increased 6.4% and revenues from handset sales grew 7.6%. Revenues from data services, namely SMS and WAP services, accounted for 7.9% of service revenues in the third quarter of 2003, a 0.4 p.p. improvement over the third quarter of 2002.

CCPU dropped 11.4% in the third quarter of 2003 to Euro 12.3, when compared with the same period of 2002, reflecting success of cost control initiatives. ARPU minus CCPU in the third quarter of 2003 was Euro 14.7, a 3.1% increase over the same period last year. EBITDA amounted to Euro 189 million, an 11.6% growth over the third quarter of 2002, equivalent to an EBITDA margin of 46.1% representing a 2.1 p.p. improvement over the same period last year.

Capex in the first nine months of 2003 dropped 50.5% to Euro 90 million, including Euro 33 million relating to the acquisition of OniWay assets in connection with the agreement signed in 2002 between OniWay and the other three Portuguese mobile operators, including TMN. Excluding this investment, TMN’s Capex-to-sales ratio in the first nine months of 2003 would have been 5.1%. Capex was mainly directed towards expansion of network capacity and coverage, improvement of quality of service and customer care. EBITDA minus Capex climbed 52.1% to Euro 415 million in the first nine months of 2003.

TMN had 1,111 employees at the end September 2003 and 4,222 customers per employee, representing a 21.1% improvement over the same period of 2002.

Brazilian Mobile – Vivo

100% of Vivo	3Q03	3Q02	Δ y.o.y	Δ 3Q/2Q03	9M03	9M02	Δ y.o.y

Financials (1) (Real million)
Operating Revenues	2,537.8	2,202.8	15.2%	8.0%	6,705.7	5,835.1	14.9%
EBITDA	1,041.0	838.7	24.1%	21.4%	2,648.6	2,204.5	20.1%
EBITDA Margin	41.0%	38.1%	2.9 p.p.	4.5 p.p.	39.5%	37.8%	1.7 p.p.
Capex	134.4	230.0	(41.6%)	4.4%	427.8	612.7	(30.2%)
EBITDA minus Capex	906.6	608.7	48.9%	24.4%	2,220.8	1,591.8	39.5%
Capex as % of Revenues	5.3%	10.4%	(5.1 p.p.)	(0.2 p.p.)	6.4%	10.5%	(4.1 p.p.)

Operating Data (2)
Active Customers ('000)	18,470	15,842	16.6%	5.4%	18,470	15,842	16.6%
Market Share (%)	56.7	61.9	(5.2 p.p.)	(1.3 p.p.)	56.7	61.9	(5.2 p.p.)
Net Additions ('000)	949	646	47.0%	66.3%	1,661	1,829	(9.2%)
MOU (minutes)	102.8	105.7	(2.8%)	6.5%	101.6	105.7	(3.9%)
ARPU (Real)	40.0	40.8	(2.0%)	(3.1%)	39.7	41.0	(3.1%)
CCPU (3) (Real)	19.1	20.6	(7.1%)	(14.4%)	20.4	21.1	(3.5%)
ARPU minus CCPU (Real)	20.8	20.2	3.3%	10.1%	19.3	19.9	(2.7%)

Note: Information according to the Portuguese GAAP.
(1)	Vivo Pro-forma information including five months of TCO in 2002 and 2003. As at September 30, 2003, taxes related to financial revenues were booked as financial expenses, instead of operating expenses as in previous years.
(2)	Vivo Pro-forma information including nine months of TCO in 2002 and 2003.
(3)	CCPU (Cash cost per user) = Operating costs minus provisions, depreciation and amortization and sales of equipment per user.

Vivo had more than 18.5 million active customers at the end of September 2003, a 16.6% increase over the same period last year. Post-paid customers totalled 4,728 thousand, representing 25.6% of Vivo’s total customer base. The average market share in the regions where Vivo operates decreased 5.2 p.p. to 56.7% impacted by an aggressive competition mainly from TIM and Ói.

Vivo is increasingly targeting post-paid customers through new special offers for the corporate segment, through “Vivo Empresas”, to capture all its potential growth prospects. The number of mobile accesses held by corporate clients reached 1.1 million, increasing 37.6% over the end of September 2002.

Vivo’s blended MOU dropped 2.8% compared to the third quarter of 2002, to 103 minutes. The number of SMS messages per user climbed 15.6% whilst SMS active users now account for 35.3% of Vivo’s customer base. Revenues from SMS reached 70% of total data revenues. The WAP and WAP 2.5G usage climbed 60.9%, with 10.7% of active users. This improvement was achieved on the back of new products and services like WAP Chat, WAP News, WAP Push based on Vivo’s 2.5G platform 1XRTT. Data revenues represented 2.9% of the total net service revenues in the third quarter of 2003 compared to 2.2% in the second quarter.

Vivo’s blended ARPU in the third quarter was R$ 40.0, a 2.0% decreased over the same period last year. Nevertheless, cost control initiatives led to a drop of 7.1% in CCPU, enabling a 3.3% increase of ARPU minus CCPU, which amounted to R$ 20.8.

In the third quarter of 2003 operating revenues, stated in Brazilian Reais, grew 15.2% to R$ 2,538 million. EBITDA climbed 24.1% to R$ 1,041 million and EBITDA margin increased to 41.0% from 38.1% in the third quarter of 2002 and from 36.5% in the second quarter of 2003.

Capex totalled R$ 428 million in the first nine months of 2003, equivalent to 6.4% of revenues, and accordingly EBITDA minus Capex climbed 39.5% to R$ 2,221 million in the first nine months of 2003.

In terms of contribution to PT Group results in Euros (reflecting the proportional consolidation of 50% of Vivo, including TCO’s results since May and the devaluation of the Brazilian Real of 28.5%), operating revenues in the first nine months of 2003 amounted to Euro 964 million, a decrease of 2.7% compared to the first nine months of 2002. EBITDA decreased 7.6% to Euro 381 million and EBITDA minus Capex decreased 11.9% to Euro 319 million. In the first nine months of 2003 Vivo accounted for 22.8% of PT’s revenues, 22.5% of EBITDA, 23.5% of EBITDA minus Capex and 14.9% of PT’s gross debt.

PT Multimedia

	3Q03	3Q02	Δ y.o.y	Δ 3Q/2Q03	9M03	9M02	Δ y.o.y

Financials (Euro million)
Operating Revenues	163.4	150.2	8.8%	0.5%	489.5	443.4	10.4%
EBITDA	34.1	21.1	62.2%	15.8%	90.9	56.1	62.0%
EBITDA Margin	20.9%	14.0%	6.9 p.p.	2.8 p.p.	18.6%	12.7%	5.9 p.p.
Capex	13.8	16.4	(15.9%)	42.3%	39.4	52.4	(24.8%)
EBITDA minus Capex	20.3	4.6	n.m.	2.8%	51.5	3.7	n.m.
Capex as % of Revenues	8.4%	10.9%	(2.5 p.p.)	2.5 p.p.	8.0%	11.8%	(3.8 p.p.)

Operating Data
Homes Passed ('000)	2,445	2,367	3.3%	0.9%	2,445	2,367	3.3%
With interactive capab. ('000)	2,178	1,951	11.6%	2.3%	2,178	1,951	11.6%
Pay-TV Subscribers (1) ('000)	1,402	1,265	10.8%	2.4%	1,402	1,265	10.8%
Market Share (%)	84.5	83.3	1.2 p.p.	0.3 p.p.	84.5	83.3	1.2 p.p.
Pay-TV Net Additions ('000)	34.0	34.0	0.0%	54.5%	95.0	105.0	(9.5%)
Pay to Basic Ratio (%)	71.8	67.0	4.9 p.p.	(0.2 p.p.)	71.8	67.0	4.9 p.p.
Churn (%)	15.5	16.0	(0.6 p.p.)	1.9 p.p.	15.1	16.3	(1.2 p.p.)
Cable Broadband Accesses ('000)	203	114	78.1%	13.0%	203	114	78.1%
Pay-TV Blended ARPU (Euro)	23.9	21.8	9.4%	1.6%	23.6	21.3	10.6%
Daily Newspaper Circul. ('000)	196.9	197.9	(0.5%)	(3.7%)	203.3	193.5	5.0%
Tickets Sold - Portugal (mn)	1.9	2.0	(3.4%)	(1.7%)	6.0	6.2	(3.1%)

More detailed financial information is set out in Table 7 of the Appendix.
(1)	Regarding Pay-TV customers see note of Table 7 of the Appendix.

PTM’s operating revenues amounted to Euro 163 million in the third quarter of 2003, an 8.8% increase over the third quarter of 2002. EBITDA in the third quarter of 2003 climbed 62.2% over the third quarter of 2002 to Euro 34 million, equivalent to an EBITDA margin of 20.9% and corresponding to a 6.9 p.p. improvement over the third quarter of 2002, underpinned by strong Pay-TV and broadband customer growth, ARPU pick-up and lower programming costs.

In the first nine months of 2003 PTM’s Capex dropped 24.8% y.o.y. to Euro 39 million, equivalent to 8.0% of revenues. EBITDA minus Capex increased from Euro 4 million in the first nine months of 2002 to Euro 51 million in the first nine months of 2003.

Pay-TV and Cable Internet Business (TV Cabo)

The rollout of the cable network is almost complete with 2,445 thousand homes passed, of which 89.1% equipped with interactive capabilities. Approximately 34 thousand customers were added in the third quarter of 2003, reaching at the end of September 1,402 thousand Pay-TV customers (1,073 thousand cable and 329 thousand DTH), a 10.8% increase over the same period last year, and equivalent to an estimated market share of 84.5%. The number of customers of the premium services climbed 18.9% to 1,007 thousand, corresponding to a pay to basic ratio of 71.8% which compares to 67.0% in the third quarter of 2002. Pay-TV ARPU reached Euro 20.0, a 4.4% increase over the Euro 19.2 ARPU booked in the third quarter last year.

The take up of broadband internet access service using cable modem (Netcabo) is progressing well and at the end of September 2003 TV Cabo already had 203 thousand customers. Approximately 23 thousand Netcabo customers were added in the third quarter. The penetration of the Internet service among cable TV subscribers stands at 18.9%. The ARPU of broadband Internet customers in the third quarter of 2003 was Euro 27.7.

Pay-TV blended ARPU in the third quarter of 2003 was Euro 23.9, representing an increase of 9.4% over the third quarter last year. Operating revenues amounted to Euro 108 million and EBITDA amounted to Euro 35 million, corresponding to rises of 14.1% and 93.9%, respectively, over the third quarter of 2002. EBITDA margin of the Pay-TV segment in the third quarter of 2003 (including the consolidation of TV Cabo Audiovisuais) reached 32.8%, representing a 13.5 p.p. improvement over the third quarter last year. This margin performance was achieved as a result of an effective cost control and in particular successful renegotiation of content contracts.

The basic package tariff was increased by approximately 5% as from May 1, 2003 and premium Sport TV subscription package tariff was increased by 6% as from September 1, 2003. The tariffs of the remaining premium services will be increased in November.

Capex in the first nine months of 2003 dropped 25.9% to Euro 32 million, equivalent to 10.2% of revenues. The fall in Capex was achieved through a significant cut in investments in the interactive TV project and increased preference of customers to buy terminal equipment as opposed to renting. EBITDA minus Capex in the first nine months of 2003 amounted to Euro 56 million compared to Euro 6 million in the first nine months of 2002.

Audiovisuals Business – Lusomundo Audiovisuais and Lusomundo Cinemas

In the third quarter of 2003 operating revenues of the audiovisuals business segment amounted to Euro 26 million, a 7.7% improvement over the same period last year. This was mainly due to a rises of 58.8% in film distribution revenues and 18.0% in videogames revenues. EBITDA reached Euro 3 million, an increase of 75.1% over the third quarter of 2002. Capex in the first nine months of 2003 totalled Euro 4 million, equivalent to 5.7% of revenues.

In the third quarter of 2003 Lusomundo sold 1.9 million cinema tickets in Portugal. On April 9, 2003 Lusomundo signed an agreement with Warner Bros. Entertainment to acquire the remaining 50% of Warner Lusomundo chain of multiplex cinemas in Portugal for Euro 21 million. Cinema revenues in the third quarter of 2003 amounted to Euro 10 million, a 4.8% drop over the same period last year.

Media Business - Lusomundo Media

Lusomundo Media posted operating revenues of Euro 33 million in the third quarter of 2003, a rise of 8.4% over the same period last year. The third quarter of 2003 was particularly weak in terms of advertising revenues, which contracted 4.5% compared to the same period last year, but the drop in advertising revenues was largely offset by increased newspaper circulation and product sales promotions.

Lusomundo Media’s EBITDA was negative Euro 3 million in the third quarter of 2003, as a result of challenging economic conditions, a depressed advertising market and higher level of provisioning. Capex in the first nine months of 2003 totalled Euro 2 million.

Jornal de Notícias is the leading daily Portuguese newspaper, with a circulation of 106 thousand at the end of the third quarter. Diário de Notícias, another daily newspaper owned by Lusomundo, is aiming to improve its market position and recently relaunched its graphics and design as well as its editorial content. The tabloid newspaper 24 Horas increased average circulation by 14.1%. The Portuguese version of National Geographic magazine has been successful, with an average circulation of 65 thousand copies in the third quarter of 2003, consolidating its presence in the market.

Other Operations

At the end of September 2003, Médi Télécom in Morocco, an associated company 31.3% owned by PT, had 1,866 thousand customers, representing a 41.9% market share. The prepaid customers accounted for 92.8% of total customers of Médi Télécom. Médi Télécom added 103 customers in the third quarter of 2003. The ARPU of Médi Telecom in the third quarter of 2003 was Euro 14.2 whilst CCPU reached Euro 8.6, a drop of 29.5% over the same period last year. Operating revenues in the third quarter of 2003 amounted to Euro 75 million, an increase of 13.8% over the same period last year. EBITDA amounted to Euro 32 million, compared to Euro 15 million in the third quarter of 2002, equivalent to a 42.1% margin. Capex in the first nine months of 2003 amounted to Euro 53 million, a 46.3% reduction over the same period last year. PT accounts for its investment in Médi Télécom using the equity method of accounting. Its contribution in the first nine months of 2003 was negative Euro 19 million and was included in the income statement under “Equity in Losses of Affiliated Companies”.

Mascom in Botswana, in which PT holds a 50% plus one share economic and voting interest, had 310 thousand customers at the end of September 2003, an increase of 16.7% over the same period last year. Mascom had a market share of approximately 71.0% and prepaid customers accounted for 96.7% of its total customer base. The ARPU of Mascom in the third quarter of 2003 was Euro 17.1. Operating revenues in the third quarter of 2003 amounted to Euro 17 million, a growth of 26.4% over the same period last year and EBITDA amounted to Euro 7 million, a 35.6% rise over the third quarter of 2002, equivalent to a margin of 41.8%, a 2.7 p.p. improvement over the third quarter last year. Capex in the first nine months of 2003 amounted to Euro 5 million. PT accounts for this investment on a fully consolidated basis and its results are included under “Other” in the presentation of results by business segment.

On July 7, 2003 PT reached an agreement with Citizens for the sale of its 50.01% stake in Mascom, for a total consideration of Botswana Pulas 250 million, equivalent to approximately Euro 46 million. Deci Investment and TSM Private Limited, the minority shareholders of Mascom, have exercised their pre-emptive rights for the acquisition of PT’s stake on the same terms and conditions as agreed with Citizens. An initial payment of Botswana Pulas 200 million, equivalent to Euro 41 million, has already been received by PT and is being held in an escrow account, until the completion of the transaction, which is pending regulatory approval. Mascom, which had a net debt of Euro 8 million as of September 2003, will no longer be consolidated in PT’s financial statements upon completion of the sale. Accordingly, the total impact of this transaction, net of taxes, in PT’s consolidated net debt is estimated to be approximately Euro 52 million, of which Euro 41 million is already reflected in the third quarter results. Despite the sale, PT expects to continue to provide consulting services to Mascom’s management under the scope of the existing Management Agreement.

TABLES TO FOLLOW:

Table 1: Consolidated Profit and Loss Statements
Table 2: Consolidated Balance Sheet
Table 3: Consolidated Operating Revenues
Table 4: Wireline – Financials
Table 5: Wireline – Operating Data
Table 6: TMN
Table 7: PT Multimedia

This information is also available on PT’s IR website http://ir.telecom.pt.

Contacts:	Zeinal Bava, PT Group Chief Financial Officerzeinal.bava@telecom.pt

Vitor Sequeira, PT Group Investor Relations Director
vitor.j.sequeira@telecom.pt

Portugal Telecom
Tel.: +351.215001701
Fax: +351.213556623

This release contains forward-looking statements. Such statements are not statements of historical fact, and reflect goals of the company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts, "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company's current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

Portugal Telecom is listed on the Euronext Lisbon and New York Stock Exchanges. Information may be accessed on the Reuters Service under the symbols PTCO.IN and PT and on Bloomberg under the symbol PTC PL.

TABLE 1: CONSOLIDATED PROFIT AND LOSS STATEMENTS

PORTUGAL TELECOM AND SUBSIDIARIES
(Amounts in millions of Euro)

	3Q 2003 (1)	3Q 2002 (2)	Δ y.o.y	Δ 3Q/2Q03	9M 2003 (1)	9M 2002 (2)	Δ y.o.y

Consolidated Operating Revenues, of which:	1,506.0	1,361.8	10.6%	6.6%	4,230.9	4,214.4	0.4%

Wireline	541.5	568.6	(4.8%)	1.9%	1,614.1	1,704.5	(5.3%)
Retail	357.7	366.6	(2.4%)	1.2%	1,060.3	1,102.0	(3.8%)
Wholesale	83.4	96.7	(13.7%)	12.9%	244.9	277.8	(11.8%)
Data and Corporate	55.6	54.7	1.6%	(0.0%)	165.9	168.2	(1.3%)
Other	44.8	50.6	(11.6%)	(7.2%)	143.0	156.6	(8.7%)
Domestic Mobile / TMN	365.7	329.7	10.9%	15.3%	990.3	934.9	5.9%
Brazilian Mobile / Vivo	374.8	256.3	46.3%	8.4%	963.5	990.3	(2.7%)
PT Multimedia, of which:	163.4	150.0	9.0%	0.7%	489.2	442.6	10.5%
Pay TV and Cable Internet / TV Cabo	107.8	94.2	14.4%	2.4%	315.2	266.6	18.2%
Other	60.6	57.2	6.0%	8.9%	173.8	142.1	22.4%

Consolidated Operating Costs and Expenses, of which:	1,132.1	1,021.6	10.8%	3.2%	3,250.5	3,249.5	0.0%

Wages and Salaries	168.9	166.9	1.3%	(7.4%)	517.9	515.8	0.4%
Post Retirement Benefits	57.9	47.1	22.9%	4.0%	168.0	138.5	21.3%
Costs of Telecommunications	152.0	149.3	1.8%	2.0%	448.8	479.1	(6.3%)
Depreciation and Amortisation	246.3	231.2	6.5%	3.0%	713.9	729.0	(2.1%)
Subsidies	(4.9)	(7.9)	(37.4%)	(10.1%)	(15.5)	(23.2)	(33.2%)
Maintenance and Repairs	33.0	29.6	11.5%	11.1%	94.7	97.2	(2.6%)
Own Work Capitalized	(19.3)	(19.3)	0.4%	28.4%	(46.3)	(78.5)	(41.1%)
Raw Materials and Consumables	18.5	17.8	3.9%	0.5%	50.8	69.2	(26.6%)
Costs of Products Sold	137.9	101.6	35.7%	(21.6%)	343.3	329.4	4.2%
Telephone Directories	22.5	23.0	(2.1%)	(1.6%)	68.2	69.2	(1.5%)
Marketing and Publicity	34.6	23.9	44.7%	(9.2%)	100.0	79.1	26.4%
Concession Fee	-	4.1	n.m.	n.m.	-	12.3	n.m.
General and Administrative Expenses	237.7	220.4	7.8%	1.4%	695.2	688.4	1.0%
Provision for Doubtful Receivables and Other	35.9	20.4	76.2%	18.8%	90.6	111.2	(18.6%)
Other Net Operating Income	(19.0)	(7.9)	139.2%	9.6%	(44.6)	(28.9)	54.1%
Taxes Other than Income Taxes	30.2	21.3	41.7%	37.3%	65.6	61.6	6.6%

Consolidated Operating Income	373.8	340.3	9.9%	18.6%	980.4	965.0	1.6%

Other Expenses / (Income) Net, of which:	106.8	108.1	(1.2%)	(54.2%)	453.6	429.4	5.6%

Net Interest Expenses	48.6	62.2	(21.8%)	16.5%	123.2	143.4	(14.1%)
Net Foreign Currency Exchange Losses / (Gains)	26.3	(22.1)	n.m.	n.m.	10.2	(55.7)	n.m.
Net Other Financial Expenses / (Income)	(19.3)	32.7	n.m.	(50.8%)	(100.6)	85.6	n.m.
Goodwill Amortization	27.7	33.8	(18.1%)	(3.3%)	80.5	110.1	(27.0%)
Losses / (Gains) on Sales and Disposals of Fixed Assets, Net	2.5	(0.2)	n.m.	n.m.	(34.9)	(2.0)	n.m.
Equity in Losses / (Earnings) of Affiliated Companies	(1.8)	(30.4)	n.m.	n.m.	11.2	114.4	(90.2%)
Work Force Reduction Programme Costs	10.3	12.6	(18.2%)	(94.4%)	288.3	30.4	n.m.
Other Non-Operating Expenses/(Income)	11.0	19.4	(43.2%)	n.m.	14.1	39.5	(64.3%)
Extraordinary Items (Losses / (Gains))	1.6	0.0	n.m.	(97.4%)	61.6	(36.4)	n.m.

Consolidated Income Before Income Taxes	267.0	232.2	15.0%	227.0%	526.9	535.6	(1.6%)

Provision for Income Taxes	(110.6)	(102.2)	8.3%	n.m.	(191.8)	(289.0)	(33.6%)
Loss / (Income) Applicable to Minority Interests	(20.6)	(11.0)	86.4%	(0.3%)	(55.8)	74.8	(174.6%)

Consolidated Net Income for the Period	135.8	118.9	14.2%	131.5%	279.3	321.4	(13.1%)

(1)	Considering the proportional consolidation of 50% of Vivo and including TCO's results since May 2003.
(2)	Considering the full consolidation of TCP.

TABLE 2: CONSOLIDATED BALANCE SHEET

PORTUGAL TELECOM AND SUBSIDIARIES
(Amounts in millions of Euro)

(Euro million)	September 30, 2003	December 31, 2002

Current Assets	5,162.3	4,850.9
Cash and Short Term Investments	2,252.4	2,276.5
Accounts Receivable, Net	1,724.0	1,470.3
Inventories, Net	127.4	149.8
Deferred Taxes	898.0	819.9
Prepaid Expenses and Other Current Assets	160.6	134.4
Investments, net	434.7	376.4
Fixed Assets, net	4,281.9	4,575.8
Intangible Assets, net	3,225.8	2,968.7
Deferred Taxes	694.2	877.3
Other Non-Current Assets, net	78.1	77.0

Total Assets	13,877.0	13,726.1

Current Liabilities	3,062.6	2,958.0
Short Term Debt	1,098.0	1,094.3
Accounts Payable	1,043.2	1,113.1
Accrued Expenses	524.8	460.2
Taxes Payable	111.2	71.1
Deferred Income	247.6	175.1
Deferred Taxes	37.7	44.2
Medium and Long Term Debt	4,715.2	5,219.1
Accrued Post Retirement Liability	1,249.3	1,061.5
Deferred Taxes	358.7	359.0
Provisions for Other Risks and Charges	219.8	439.2
Other non-Current Liabilities	294.5	130.8
Total Liabilities	9,900.1	10,167.6
Minority Interests	682.6	447.2
Total Shareholders' Equity	3,294.3	3,111.3
Share Capital	1,254.3	1,254.3
Issue Premium	91.7	2,149.6
Reserves	3,772.5	1,582.8
Foreign Currency Adjustments	(2,103.4)	(2,266.4)
Net Income	279.3	391.1

Total Liabilities,M.I. and Shareholders' Equity	13,877.0	13,726.1

Note: The information provided regarding September 2003 and December 2002, corresponds to 50% of proportional consolidation of Vivo.

TABLE 3: CONSOLIDATED OPERATING REVENUES
(Amounts in millions of Euro)

	3Q 2003 (1)	3Q 2002 (2)	Δ y.o.y	Δ 3Q/2Q03	9M 2003 (1)	9M 2002 (2)	Δ y.o.y

Wireline	541.5	568.6	(4.8%)	1.9%	1,614.1	1,704.5	(5.3%)

Retail	357.7	366.6	(2.4%)	1.2%	1,060.3	1,102.0	(3.8%)

Fixed Charges	165.3	156.0	5.9%	2.3%	482.2	473.7	1.8%
Traffic	172.8	196.6	(12.1%)	(0.1%)	522.1	589.2	(11.4%)
Domestic	145.3	166.2	(12.6%)	(0.6%)	441.3	498.7	(11.5%)
Local	27.2	32.0	(15.0%)	(7.6%)	88.0	101.7	(13.4%)
Regional	12.1	19.0	(36.4%)	(8.8%)	40.7	56.5	(28.0%)
National	14.4	20.0	(27.8%)	(4.9%)	46.9	57.9	(18.9%)
Fixed-Mobile	84.0	92.9	(9.6%)	1.5%	248.5	276.0	(10.0%)
Other	7.5	2.2	241.8%	36.9%	17.1	6.6	158.7%
International	27.5	30.4	(9.3%)	2.3%	80.8	90.5	(10.7%)
ADSL Retail	10.9	1.7	541.2%	29.8%	24.7	3.3	648.5%
ISP and Other	8.8	12.3	(28.0%)	(19.1%)	31.4	35.7	(12.1%)

Wholesale	83.4	96.7	(13.7%)	12.9%	244.9	277.8	(11.8%)

Traffic	47.8	60.4	(20.9%)	17.2%	141.5	169.5	(16.5%)
Leased Lines	32.6	31.4	3.8%	35.3%	81.9	86.3	(5.1%)
Other	3.0	4.8	(38.2%)	(66.8%)	21.5	21.9	(2.1%)

Data & Corporate	55.6	54.7	1.6%	(0.0%)	165.9	168.2	(1.3%)

Data Communications	22.5	22.5	0.2%	0.5%	66.5	68.3	(2.6%)
Leased Lines	11.9	14.0	(15.1%)	(9.7%)	38.9	42.4	(8.3%)
Network Manag. & Outsourcing	6.8	3.0	125.5%	28.7%	16.8	9.4	77.7%
Other	14.3	15.1	(5.4%)	(2.3%)	43.7	48.0	(9.0%)

Other wireline revenues	44.8	50.6	(11.6%)	(7.2%)	143.0	156.6	(8.7%)

Other fixed line telephone services	1.5	8.1	(81.9%)	(69.0%)	13.0	27.9	(53.2%)
Sales of telecom. equipment	8.8	7.6	15.8%	3.5%	25.3	23.2	8.8%
Directories	33.7	34.6	(2.6%)	(2.3%)	102.7	104.2	(1.4%)
Portals	0.9	0.4	99.0%	43.9%	2.0	1.4	45.6%

Domestic Mobile / TMN	365.7	329.7	10.9%	15.3%	990.3	934.9	5.9%

Services Rendered	328.1	296.0	10.8%	11.1%	900.6	841.7	6.9%
Sales and Other	37.6	33.7	11.6%	72.6%	89.6	93.3	(3.3%)

Brazilian Mobile / Vivo	374.8	256.3	46.3%	8.4%	963.5	990.3	(2.7%)

Services Rendered	304.3	224.3	35.7%	8.5%	795.0	862.6	(7.8%)
Sales and Other	70.4	31.9	120.5%	7.6%	168.4	127.7	31.9%

Multimedia / PTM	163.4	150.0	9.0%	0.7%	489.2	442.6	10.5%

Pay TV and Cable Internet	107.8	94.2	14.4%	2.4%	315.2	266.6	18.2%
Lusomundo - Audiovisuals	22.8	23.1	(1.5%)	20.5%	69.2	76.1	(9.1%)
Lusomundo - Media	32.9	30.8	6.8%	(14.0%)	104.8	92.4	13.4%
Other	0.0	1.9	n.m.	n.m.	0.0	7.5	n.m.

Other	60.6	57.2	6.0%	8.9%	173.8	142.1	22.4%

Total Operating Revenues	1,506.0	1,361.8	10.6%	6.6%	4,230.9	4,214.4	0.4%

Total Retail Revenues:	465.5	460.8	1.0%	1.5%	1,375.5	1,368.6	0.5%
Wireline	357.7	366.6	(2.4%)	1.2%	1,060.3	1,102.0	(3.8%)
Pay-TV and Cable Internet	107.7	94.2	14.4%	2.4%	315.2	266.6	18.2%
Avg. Revenue per Househ. (ARPH)	42.5	42.1	1.0%	1.5%	41.9	41.7	0.5%

(1)	Considering the proportional consolidation of 50% of Vivo and including TCO's results since May 2003.
(2)	Considering the full consolidation of TCP.

TABLE 4: WIRELINE (1) – FINANCIALS
(Amounts in millions of Euro)

PROFIT AND LOSS STATEMENTS	3Q 2003	3Q 2002	Δ y.o.y	Δ 3Q/2Q03	9M 2003	9M 2002	Δ y.o.y

Services Rendered	536.3	569.9	(5.9%)	2.6%	1,599.6	1,702.9	(6.1%)
Telephone Directories	33.6	34.6	(2.8%)	(2.6%)	102.7	104.1	(1.4%)
Sales and Other	8.4	7.6	9.8%	(6.5%)	25.3	23.3	9.0%

Operating revenues	578.3	612.1	(5.5%)	2.2%	1,727.6	1,830.3	(5.6%)

Wages and Salaries	76.2	83.7	(9.0%)	(12.0%)	242.0	257.5	(6.0%)
Post Retirement Benefits	56.8	46.8	21.4%	3.2%	165.7	136.7	21.2%
Costs of Telecommunications	108.2	127.5	(15.1%)	5.7%	324.9	372.8	(12.8%)
Depreciation and Amortization	101.8	112.0	(9.1%)	2.3%	302.8	325.3	(6.9%)
Own Work Capitalized	(10.7)	(11.8)	(9.5%)	43.0%	(25.0)	(49.8)	(49.8%)
Marketing and Publicity	5.5	5.2	6.4%	(14.2%)	18.4	18.6	(1.2%)
Concession Fee	-	4.2	n.m.	n.m.	-	12.7	n.m.
Other General & Administrative	54.3	53.3	2.0%	8.9%	152.6	161.5	(5.5%)
Other Net Operating Costs	56.1	49.7	12.4%	19.4%	156.3	165.7	(5.7%)

Operating Costs and Expenses	448.2	470.7	(4.8%)	2.0%	1,337.7	1,401.1	(4.5%)

Operating Income	130.1	141.4	(8.0%)	2.8%	389.9	429.2	(9.1%)

OTHER FINANCIAL INFORMATION	3Q 2003	3Q 2002	Δ y.o.y	Δ 3Q/2Q03	9M 2003	9M 2002	Δ y.o.y

EBITDA (Operating Income + Depreciation and Amortization)	231.9	253.4	(8.5%)	2.6%	692.8	754.5	(8.2%)
Excluding Post Retirement Benefits Costs	288.7	300.2	(3.8%)	2.7%	858.4	891.2	(3.7%)
EBITDA Margin (EBITDA / Operating Revenues)	40.1%	41.4%	(1.3p.p.)	0.2 p.p.	40.1%	41.2%	(1.1p.p.)
Excluding Post Retirement Benefits Costs	49.9%	49.0%	0.9 p.p.	0.2 p.p.	49.7%	48.7%	1.0 p.p.
Capex	44.7	36.2	23.5%	37.4%	104.7	183.4	(42.9%)
Capex as % of Revenues	7.7%	5.9%	1.8 p.p.	2.0 p.p.	6.1%	10.0%	(4.0p.p.)

(1)	Includes intra-group transactions.

TABLE 5: WIRELINE – OPERATING DATA
(Amounts in millions of Euro)

OPERATING DATA	Units	3Q 2003	3Q 2002	Δ y.o.y	Δ 3Q/2Q03	9M 2003	9M 2002	Δ y.o.y

RETAIL AND WHOLESALE
Accesses	thousand	4,194	4,197	(0.1%)	0.1%	4,194	4,197	(0.1%)
PSTN/ISDN		4,048	4,176	(3.1%)	(0.8%)	4,048	4,176	(3.1%)
Per 100 Inhabitants	no.	41.2	41.9	(1.7%)	(1.0%)	41.2	41.9	(1.7%)
ISDN Penetration	%	20.1	19.9	0.2 p.p.	(0.0 p.p.)	20.1	19.9	0.2 p.p.
ADSL		145.4	20.5	n.m.	33.1%	145.4	20.5	n.m.
Net Disconnections (1)	thousand	4.4	(24.9)	n.m.	(65.2%)	(2.2)	(107.8)	(98.0%)
Market Share	%
PSTN/ISDN		94.4	95.6	(1.2 p.p.)	(0.2 p.p.)	94.4	95.6	(1.2p.p.)
ADSL		83.4	71.4	12.1 p.p.	1.2 p.p.	83.4	71.4	12.1p.p.
Dial-up Active Customers	thousand	130.2	165.2	(21.2%)	(4.7%)	130.2	165.2	(21.2%)
Total Traffic (including Wholesale)	min.*106	4,357	4,829	(9.8%)	(6.2%)	13,773	14,936	(7.8%)
Voice Traffic		3,117	3,273	(4.8%)	(1.4%)	9,434	9,903	(4.7%)
Retail		1,890	1,977	(4.4%)	(6.7%)	5,969	6,019	(0.8%)
Wholesale		2,467	2,853	(13.5%)	(5.9%)	7,803	8,916	(12.5%)
Internet		1,128	1,539	(26.7%)	(15.4%)	3,933	4,983	(21.1%)
Total Originated Traffic		3,427	3,873	(11.5%)	(8.4%)	11,057	12,144	(9.0%)
Market Share of Originated Traffic	%	90.8	92.4	(1.6 p.p.)	(1.0 p.p.)	91.7	92.3	(0.6p.p.)
Originated Traffic per Access per Day	minutes	9.2	10.0	(8.7%)	(8.8%)	9.9	10.5	(5.7%)
F2F Domestic Traffic	min.*106	1,390	1,568	(11.3%)	(5.8%)	4,394	4,808	(8.6%)
F2F Domestic Traffic per Access per Day	minutes	3.7	4.1	(8.5%)	(6.2%)	3.9	4.2	(5.4%)
Dial-up Traffic	hours*106	5.1	8.1	(36.8%)	(17.4%)	18.4	25.2	(26.9%)
Average Retail Price Change (Price Basket):	%	n.a.	n.a.	n.a.	n.a.	(0.9)	(0.2)	(0.7p.p.)
Installation		n.a.	n.a.	n.a.	n.a.	0.0	0.0	0.0 p.p.
Subscription		n.a.	n.a.	n.a.	n.a.	3.1	0.6	2.5 p.p.
Local		n.a.	n.a.	n.a.	n.a.	0.4	0.0	0.4 p.p.
Regional		n.a.	n.a.	n.a.	n.a.	(8.9)	(2.5)	(6.4p.p.)
National		n.a.	n.a.	n.a.	n.a.	(12.4)	(2.1)	(10.3 p.p.)
International		n.a.	n.a.	n.a.	n.a.	0.0	(0.5)	0.5 p.p.
Interconnection Traffic Price Change:	%	n.a.	n.a.	n.a.	n.a.	(21.7)	(15.1)	(6.6 p.p.)
Call Origination		n.a.	n.a.	n.a.	n.a.	(23.5)	(17.5)	(6.0 p.p.)
Call Termination		n.a.	n.a.	n.a.	n.a.	(20.6)	(16.0)	(4.6 p.p.)
Transit		n.a.	n.a.	n.a.	n.a.	(10.2)	(17.6)	7.4 p.p.
ARPU	Euro	35.0	35.5	(1.3%)	4.3%	34.2	34.9	(2.0%)
Voice		32.6	33.9	(3.9%)	4.1%	31.9	33.2	(4.1%)
Data		2.5	1.6	51.7%	7.4%	2.4	1.7	38.9%
Call Completion Rate	%	99.90	99.96	(0.1 p.p.)	(0.1 p.p.)	99.86	99.88	(0.0p.p.)
Faults per 100 Access Lines	no.	2.3	2.4	(4.3%)	15.0%	7.2	6.8	5.9%
Sapo Portal (September):	million
Page Views per Month		268	159	68.4%	26.7%	268	159	68.4%
Unique Visitors per Month		2.8	2.0	38.5%	13.9%	2.8	2.0	38.5%

DATA AND CORPORATE
Total Data Communication Accesses	thousand	37.2	35.5	4.7%	3.8%	37.2	35.5	4.7%
Frame Relay		12.4	10.5	18.2%	9.6%	12.4	10.5	18.2%
Broadband		2.0	0.7	173.7%	40.5%	2.0	0.7	173.7%
Corporate WEB Capacity Sold	Mbps	2,058	678	203.7%	27.0%	2,058	678	203.7%
Leased Lines to End Users
Number of Leased Lines	thousand	19.4	20.9	(7.3%)	(1.1%)	19.4	20.9	(7.3%)
Capacity (equivalent to 64 kbps)	thousand	125.6	109.9	14.2%	4.3%	125.6	109.9	14.2%
Digital	%	92.8	90.8	2.0 p.p.	0.4 p.p.	92.8	90.8	2.0 p.p.

(1)	Including ADSL.

TABLE 6: TMN (1)
(Amounts in millions of Euro)

PROFIT AND LOSS STATEMENTS	3Q 2003	3Q 2002	Δ y.o.y	Δ 3Q/2Q03	9M 2003	9M 2002	Δ y.o.y

Services Rendered	371.6	349.2	6.4%	9.3%	1,032.5	994.6	3.8%
Sales	38.9	36.1	7.6%	72.9%	93.0	99.4	(6.4%)

Operating Revenues	410.5	385.3	6.5%	13.3%	1,125.5	1,094.0	2.9%

Wages and Salaries	12.1	11.6	4.2%	(31.8%)	42.4	37.2	14.0%
Costs of Telecommunications	78.0	83.6	(6.7%)	9.8%	223.1	252.9	(11.8%)
Depreciation and Amortization	49.1	43.0	14.0%	2.3%	145.4	128.3	13.3%
Own Work Capitalized	(0.9)	(1.2)	(21.5%)	(44.4%)	(3.5)	(4.0)	(12.9%)
Cost of Products Sold	46.0	44.7	2.9%	62.4%	109.7	122.3	(10.3%)
Marketing and Publicity	6.8	5.0	37.1%	(12.5%)	21.1	14.8	41.8%
Other General & Administrative	51.9	48.6	6.6%	(2.4%)	154.6	141.4	9.3%
Other Net Operating Costs	27.3	23.5	16.8%	10.1%	73.4	75.2	(2.4%)

Operating Costs and Expenses	270.3	258.8	4.4%	8.6%	766.2	768.2	(0.2%)

Operating Income	140.2	126.5	10.8%	23.5%	359.3	325.8	10.2%

OTHER FINANCIAL INFORMATION	3Q 2003	3Q 2002	Δ y.o.y	Δ 3Q/2Q03	9M 2003	9M 2002	Δ y.o.y

EBITDA (Operating Income + Depreciation and Amortization)	189.2	169.5	11.6%	17.2%	504.7	454.3	11.1%
EBITDA Margin (EBITDA / Operating Revenues)	46.1%	44.0%	2.1 p.p.	1.6 p.p.	44.8%	41.5%	3.3 p.p.
Capex	18.1	47.8	(62.2%)	(28.0%)	89.9	181.5	(50.5%)
Capex as % of Revenues	4.4%	12.4%	(8.0 p.p.)	(2.5 p.p.)	8.0%	16.6%	(8.6 p.p.)

OPERATING DATA	Units	3Q 2003	3Q 2002	Δ y.o.y	Δ 3Q/2Q03	9M 2003	9M 2002	Δ y.o.y

TMN Active Customers	thousand	4,691	4,205	11.6%	4.1%	4,691	4,205	11.6%
WAP Terminals		1,210	703	72.1%	22.8%	1,210	703	72.1%
GPRS Terminals		374	48	n.m.	39.0%	374	48	n.m.
TMN Net Additions	thousand	186	135	37.5%	n.m.	265	300	(11.5%)
Total Churn	%	23.1	26.1	(3.0 p.p)	(1.0 p.p)	23.1	26.1	(3.0 p.p)
Data (% of Service Revenues)%		7.9	7.5	0.4 p.p.	(0.2 p.p)	8.1	7.0	1.1 p.p.
ARPU:	Euro	26.9	28.1	(4.1%)	6.8%	25.4	27.4	(7.1%)
Customer Bill		19.9	20.0	(0.6%)	8.8%	18.5	19.0	(2.7%)
Interconnection		7.0	8.1	(12.8%)	1.6%	6.9	8.4	(17.2%)
MOU	Minutes	127.6	134.5	(5.2%)	4.9%	122.6	131.2	(6.6%)
ARPM	Euro/100	21.1	20.9	1.0%	1.8%	20.8	20.9	(0.6%)
SAC	Euro	57.5	62.4	(7.9%)	(27.7%)	66.1	70.0	(5.5%)
CCPU	Euro	12.3	13.8	(11.4%)	(2.5%)	12.3	13.9	(11.6%)
ARPU minus CCPU	Euro	14.7	14.3	3.1%	(16.1%)	13.1	13.4	(2.4%)

(1)	Includes intra-group transactions.

TABLE 7: PT MULTIMEDIA (1)
(Amounts in millions of Euro)

PROFIT AND LOSS STATEMENTS	3Q 2003	3Q 2002	Δ y.o.y	Δ 3Q/2Q03	9M 2003	9M 2002	Δ y.o.y

Services Rendered	134.0	116.6	14.9%	(0.5%)	396.3	346.5	14.4%
Sales	29.4	33.6	(12.4%)	5.7%	93.2	96.9	(3.8%)

Operating Revenues	163.4	150.2	8.8%	0.5%	489.5	443.4	10.4%

Wages and Salaries	20.0	19.7	1.4%	(4.6%)	61.7	65.6	(5.9%)
Costs of Telecommunications	5.3	6.7	(21.2%)	(30.2%)	18.8	19.6	(4.4%)
Depreciation and Amortization	13.9	17.5	(20.6%)	(17.1%)	47.4	50.8	(6.7%)
Own Work Capitalized	(0.2)	(0.3)	(20.2%)	(0.9%)	(0.7)	(1.5)	(56.3%)
Costs of Products Sold	10.8	14.3	(24.5%)	16.2%	33.9	39.7	(14.5%)
Marketing and Publicity	8.2	5.9	38.1%	2.1%	22.5	21.0	7.4%
Other General & Administrative	73.7	72.6	1.6%	(3.0%)	226.8	214.3	5.9%
Other Net Operating Costs	11.5	10.2	13.3%	(0.7%)	35.6	28.7	23.9%

Operating Costs and Expenses	143.2	146.6	(2.3%)	(4.4%)	446.0	438.0	1.8%

Operating Income	20.3	3.6	n.m.	59.1%	43.5	5.3	n.m.

OTHER FINANCIAL INFORMATION	3Q 2003	3Q 2002	Δ y.o.y	Δ 3Q/2Q03	9M 2003	9M 2002	Δ y.o.y

EBITDA (Operating Income + Depreciation and Amortization)	34.1	21.1	62.2%	15.8%	90.9	56.1	62.0%
EBITDA Margin (EBITDA / Operating Revenues)	20.9%	14.0%	6.9p.p.	2.8p.p.	18.6%	12.7%	5.9p.p.
Capex	13.8	16.4	(15.9%)	42.3%	39.4	52.4	(24.8%)
Capex as % of Revenues	8.4%	10.9%	(2.5 p.p.)	2.5 p.p.	8.0%	11.8%	(3.8 p.p.)

OPERATING DATA	Units	3Q 2003	3Q 2002	Δ y.o.y	Δ 3Q/2Q03	9M 2003	9M 2002	Δ y.o.y

Pay TV and Cable Internet
Homes Passed	thousand	2,445	2,367	3.3%	0.9%	2,445	2,367	3.3%
With Interactive Capabilities		2,178	1,951	11.6%	2.3%	2,178	1,951	11.6%
Customers (2) (3)	thousand	1,402	1,265	10.8%	2.4%	1,402	1,265	10.8%
Cable		1,073	994	7.9%	1.8%	1,073	994	7.9%
DTH		329	271	21.4%	4.4%	329	271	21.4%
Market Share	%	84.5	83.3	1.2p.p.	0.3p.p.	84.5	83.3	1.2p.p.
Net Additions		34	34	0.0%	54.5%	95	105	(9.5%)
Churn	%	15.5	16.0	(0.6	1.9p.p.	15.1	16.3	(1.2
Premium Customers (3)		1,007	847	18.9%	2.1%	1,007	847	18.9%
Penetration Rate (Cable)%		48.3	46.4	1.9p.p.	0.4p.p.	48.3	46.4	1.9p.p.
Pay to Basic Ratio	%	71.8	67.0	4.9p.p.	(0.2	71.8	67.0	4.9p.p.
Cable Internet Accesses (Netcabo)	thousand	203	114	78.1%	13.0%	203	114	78.1%
Blended ARPU	Euro	23.9	21.8	9.4%	1.6%	23.6	21.3	10.6%
Pay TV ARPU		20.0	19.2	4.4%	1.5%	19.9	19.0	4.7%
Cable Internet ARPU		27.7	30.5	(9.5%)	(5.6%)	29.1	32.1	(9.3%)
Cinemas and Media
Tickets Sold - Portugal	million	1.9	2.0	(3.4%)	(1.7%)	6.0	6.2	(3.1%)
Average Attendance Rates	%	15.0	19.4	(4.4	(3.3	18.7	21.8	(3.1
Daily Circulation:	thousand
Jornal de Notícias		106.1	109.9	(3.4%)	1.6%	105.7	104.7	1.0%
Diário de Noticias		46.7	49.4	(5.4%)	(5.0%)	49.2	52.9	(6.9%)
24 Horas		44.1	38.7	14.1%	(13.3%)	48.4	36.0	34.5%

(1)	Includes intra-group transactions.
(2)	These figures are related to the total number of Pay-TV basic service customers. It should be noted that PTM's Pay-TV business offers several basic packages, based on different techonogies, and directed to different market segments (residential, real estate
(3)	These figures include products in temporary promotions (i.e. promotions as "Try and Buy").

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2003

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Vitor Sequeira
Vitor Sequeira Manager of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.